

2022

Notice of Annual Meeting
and Proxy Statement



NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS



TIME AND DATE:
Thursday, June 16, 2022
7:30 a.m. Eastern Daylight Time



PLACE:
The Offices of Davis Polk & Wardwell
450 Lexington Avenue, New York, New York
(located in Midtown Manhattan between East 44th Street and East 45th Street)



RECORD DATE:
April 29, 2022

AGENDA

At the Annual Meeting, shareholders will be asked to vote on the following proposals:	Board Recommends Vote:
ITEM 1 Election of 14 directors named in the Proxy Statement	⊘ **FOR each nominee**
ITEM 2 Advisory vote on executive compensation	⊘ **FOR**
ITEM 3 Ratification of Ernst & Young LLP as independent auditors for 2022	⊘ **FOR**
ITEM 4 Shareholder proposal titled "Transparency in Lobbying," if properly presented	⊗ **AGAINST**

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement by or at the direction of the Board of Directors.

A **list of shareholders** entitled to vote at the meeting will be available for examination during normal business hours for ten days before the meeting at Delta's Investor Relations Department, 1030 Delta Boulevard, Atlanta, Georgia 30354. The shareholder list will also be available at the meeting.

If you plan to **attend the meeting**, please see the instructions on page 71 of the attached proxy statement. **The venue for the annual meeting requires proof of COVID-19 vaccination for entry, please see page 71 for more details**. If you need special assistance at the meeting because of a disability, contact Investor Relations at (866) 715-2170.

We encourage shareholders to sign up to receive future proxy materials electronically, including the Notice Regarding the Availability of Proxy Materials. To sign up, visit **http://enroll.icsdelivery.com/dal**.

BY INTERNET	BY TELEPHONE	BY MAIL	IN PERSON
			
Go to **www.proxyvote.com** and follow the instructions	Call **1-800-690-6903**	**Sign, date and return** your proxy card in the enclosed postage-paid envelope	Attend the annual meeting in New York, New York. **See page 71** for instructions on how to attend

The Notice of Internet Availability of Proxy Materials is being mailed, and the attached proxy statement is being made available, to our shareholders on or about May 6, 2022.

Please read our attached proxy statement carefully and submit your vote as soon as possible. Your vote is important. You can ensure that your shares are voted at the meeting by using our Internet or telephone voting system, or by completing, signing and returning a proxy card.

Atlanta, Georgia
May 6, 2022



Letter from the Non-Executive Chairman of the Board

FRANCIS S. BLAKE
Chairman of the Board

We are looking forward to once again being with our shareholders in person at Delta's upcoming annual meeting.

As we reflect on 2021, Delta made significant progress in its recovery from the impact of the pandemic. The Board remains appreciative of the dedication and hard work of all Delta employees and the leadership of Delta's management during this unprecedented time.

With the company's business continuing to recover from the depths of the pandemic, the Board's focus remains on long-term strategy and oversight of other matters of importance to our shareholders. The company's financial recovery remains our highest priority. We are also mindful that ESG issues, particularly environmental sustainability and human capital management, including diversity, equity and inclusion, are top of mind for many of you — as they are for us. We appreciate the views that many of you have shared with us on these topics over the last year.

In light of the Board's continuing focus on ESG topics, we have revisited and clarified the allocation of oversight responsibilities among our committees. As is discussed in greater detail in this proxy statement, oversight over ESG matters aligns with the general responsibilities of our existing committees as follows:

› The Audit Committee has oversight of corporate ethics and standards of conduct, cybersecurity risks and aspects of reporting of environmental sustainability and social matters.

› The Corporate Governance Committee has responsibility for governance practices and procedures as well as oversight of environmental sustainability opportunities and risks, political engagement and contributions and charitable contributions.

› The Finance Committee has oversight of significant investments, including acquisition of new, more fuel efficient aircraft and significant investments in new technologies.

› The Personnel & Compensation Committee has oversight of talent development and human capital management, including diversity, equity and inclusion and general wellbeing.

› The Safety & Security Committee has oversight of employee and customer safety and public health matters.

Our committee structure and allocation of responsibilities provides for involvement of all Board members in oversight of ESG matters. We will continue to monitor our structure to make sure that oversight responsibilities are appropriately assigned.

> *" The Board remains appreciative of the dedication and hard work of all Delta employees. "*

We are excited that Greg Creed and Leslie Hale have joined the Delta Board and look forward to their contributions for years to come. We continue to focus on bringing a wide range of strong experiences, skills, qualifications, and backgrounds to the Board. We are also committed to continuing the enhancement of the diversity of the Board.

Because of the unusual circumstances of the past two years, the Board has asked me to continue to serve for one more year. I am very grateful to Bill Easter that he has agreed to continue his service as well. The dedication and hard work of the entire Board makes me proud to be a part of this outstanding group working on your behalf.

As we look forward to the second half of the year and Delta's continued progress on its recovery, we welcome your engagement on issues of importance to you and the company. We encourage you to share suggestions and concerns with us. In particular, we encourage you to review this proxy statement, and vote in the upcoming meeting.

As always, we deeply appreciate your support as shareholders and customers.

Sincerely,

[signature]



Letter from the CEO

EDWARD H. BASTIAN
Chief Executive Officer

2021 was a pivotal year for Delta Air Lines. The remarkably swift development and distribution of safe, effective vaccines inspired hopes that a return to normal life was finally on the horizon.

While the year was more turbulent than many had hoped, with new variants complicating the recovery, it nonetheless marked a major turning point and laid the groundwork for significant progress in 2022 as the world moves past the pandemic era toward treating COVID as a manageable virus.

Once again, the people of Delta stepped up and led the industry throughout a year that was marked by remarkable accomplishments amid the slow but steady recovery, including:

› Restarting the operation to accommodate an influx of returning customers ahead of a robust and successful summer travel season, and adding 15,000 new team members since the start of 2021.

› Managing our network and policies to accommodate travel demand in an often-volatile environment, ensuring that flights were available to desired destinations while providing customers the flexibility to book Delta with confidence.

› Improving Delta's status as the No. 1 premium airline by widening the gap with the competition in customer service and premium product offerings, including high-speed Wi-Fi, on-board food and beverage choices, expanded digital tools, and the delivery of our first state-of-the-art A321neo aircraft.

› Accelerating critical airport capital projects, including new and enhanced terminals in Salt Lake City, Los Angeles, New York and Seattle, and other improvements throughout the system, ensuring that returning customers will experience world-class service on the ground as well as in the air.

› Leading the industry in financial performance as the only major U.S. airline to achieve profitability in the second half of the year, enabling a special employee profit-sharing payout in February.

Thanks to these efforts, the people of Delta were recognized throughout the year for their excellence, including honors from J.D. Power, Fortune's World Most Admired Companies, the Wall Street Journal, and Business Travel News, among many others.

Looking ahead, the recovery continues to accelerate in 2022, with consumers returning to travel, international borders reopening, corporate offices welcoming back employees and business travelers reclaiming the skies. The investments Delta has made over the past two years in our people, our customers and our financial health are paying off as more consumers choose to invest their time, resources and loyalty with us as they reclaim their lives.

> *" It was a year that revealed our character and reminded us that our people are our most powerful asset. "*

While we continue to lead in the recovery and build the future of air travel, it's clear that our path forward must be a sustainable one. That's why amid the challenges of the pandemic, Delta has led the way in building a foundation for sustainable aviation with our Flight to Net Zero, announcing our intention to set medium- and long-term science-based targets, including a net-zero 2050 target in alignment with the United Nations Race to Zero — Business Ambition for 1.5°C campaign. And we are continuing to take action to advance diversity, equity and inclusion and to reflect the world and the passengers we serve. More details on these efforts will be available in our 2021 ESG Report.

As we have for nearly a century, Delta will be guided throughout the year by our people-focused culture of service. Our entire global family, and their never-ending drive to Keep Climbing, are reshaping the future of air travel for generations to come.

Thank you for your support throughout the past year. We look forward to speaking with you at our annual meeting in June.

Sincerely,

Ed Bastian

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

The Delta Difference

As a global airline based in the U.S., we connect customers across our expansive global network. In 2019, prior to the onset of the COVID-19 pandemic, we served approximately 200 million customers and were the world's largest airline by total revenues and the most profitable, with five consecutive years of $5 billion or more in pre-tax income from 2015 through 2019.

Following the onset of the COVID-19 pandemic in 2020, Delta responded quickly to protect our people, our customers and our financial position, driven by the unwavering dedication and commitment of the Delta people. The pandemic required significant adjustments to our network and operations in 2020. We made significant progress in restoring our network in 2021, as travel restrictions eased and vaccine programs became widespread both domestically and in international markets.

With operational excellence, best-in-class service and a commitment to ensuring the health and safety of our customers, we have continued to earn our customers' trust and preference by delivering the "Delta Difference." We have **five competitive advantages** that support our trusted consumer brand.

 **PEOPLE AND CULTURE**

Our people are our strongest competitive advantage. Our employees provide **world-class travel experiences for our customers while also giving back to the communities where they live, work and serve**. We made a special profit-sharing payment to eligible employees in February 2022, based on the adjusted pre-tax profit earned during the second half of 2021, to recognize our employees' extraordinary efforts through the pandemic. Delta was again **recognized by Glassdoor as one of its Best Places to Work**, ranking number 18 on the 2022 list of 100 large companies. We have prioritized the health and safety of our employees by providing COVID-19 testing and vaccination programs. We hired a Chief Health Officer in February 2021 to reimagine our approach to health and wellbeing.

 **GLOBAL NETWORK**

We and our alliance partners collectively serve **over 130 countries and territories and over 800 destinations around the world**.

We believe that our global network has the best domestic connecting hub complex — including the world's most efficient hub in Atlanta — enhanced by **strong international alliances and joint ventures that span the globe**.

To support this network, even prior to the pandemic we **began refreshing our fleet** by acquiring new and more fuel efficient aircraft with increased premium seating to replace older aircraft and to reduce our fleet complexity with fewer fleet types. **Our new aircraft are on average 25% more fuel efficient per seat mile than retired aircraft**.

 **OPERATIONAL RELIABILITY**

Our reliability was a key component to Delta being named the **Top U.S. Airline of 2021 by the Wall Street Journal** in its annual airline scorecard rankings. This achievement recognizes the consistent efforts of our people to safely deliver reliable, on-time service while providing an exceptional customer experience.

We have intensified our focus on ensuring the health and safety of our customers, including the creation of our industry-leading cleanliness standards through the Global Cleanliness organization and the implementation of the **Delta CareStandard℠** to ensure a consistently safe and sanitized experience across our facilities and aircraft.

 **CUSTOMER LOYALTY**

In 2021, we were recognized as **No. 1 in customer satisfaction among airlines in North America by J.D. Power**, underscoring the professionalism, care and humanity that our people delivered during one of the most stressful periods for travel in modern history. We were also ranked **No. 18 on Fortune Magazine's World's Most Admired Companies list** and named one of Fast Company's most innovative travel companies in 2021.

Our trusted, global brand and **strong relationship with American Express®** combine to drive customer loyalty and a diversified, high-margin revenue stream.

 **FINANCIAL FOUNDATION**

Over the decade prior to the pandemic, we **fundamentally transformed our business**, creating a customer-focused operation with industry-leading products, reliability and service and a strong financial foundation. Our balance sheet strength built prior to the pandemic allowed us to manage through the crisis with minimal dilution of shareholders' ownership. **Restoring the strength of our balance sheet and reducing debt** is a key financial priority. We are efficiently rebuilding the airline, capturing fleet renewal benefits and driving operating leverage that we expect will produce a competitive cost structure.

Matters to be Presented at the Annual Meeting

Item 1 Election of Directors

Name and Primary Occupation	Age	Director Since	Other Public Boards	Committees
EDWARD H. BASTIAN CEO of Delta	64	2010	-	
FRANCIS S. BLAKE Non-Executive Chairman of the Board of Delta; former Chairman and CEO of The Home Depot	72	2014	1	• Corporate Governance ✪ • Finance • Personnel & Compensation
ASHTON B. CARTER Director of the Belfer Center for Science and International Affairs at Harvard Kennedy School	67	2017	1	• Audit • Safety & Security • Corporate Governance
GREG CREED Former Chief Executive Officer, Yum! Brands, Inc.	64	2022	2	• Audit • Personnel & Compensation
DAVID G. DEWALT Founder and Managing Director of NightDragon Security; Managing Director of AllegisCyber Capital	58	2011	3	• Safety & Security ✪ • Audit • Corporate Governance
WILLIAM H. EASTER III Former Chairman, President and CEO of DCP Midstream	72	2012	1	• Audit Committee ✪ • Corporate Governance • Safety & Security
LESLIE D. HALE President and Chief Executive Officer of RLJ Lodging Trust	50	2022	2	• Finance • Safety & Security
CHRISTOPHER A. HAZLETON Captain, Airbus 321, Delta	54	2019	-	• Safety & Security
MICHAEL P. HUERTA Former Administrator of the Federal Aviation Administration	65	2018	1	• Audit • Safety & Security • Corporate Governance
JEANNE P. JACKSON Former President, Senior Strategic Advisor to the CEO of NIKE	70	2017	1	• Finance • Personnel & Compensation
GEORGE N. MATTSON Co-Founder of NextGen Acquisition Corp. and NextGen Acquisition Corp. II prior to their mergers with Xos, Inc. and Virgin Orbit Holdings, respectively	56	2012	3	• Finance ✪ • Corporate Governance • Personnel & Compensation
SERGIO A. L. RIAL Non-Executive Chairman of the Board of Banco Santander (Brasil)	61	2014	3*	• Personnel & Compensation ✪ • Corporate Governance • Finance
DAVID S. TAYLOR Executive Chairman of the Board of The Procter & Gamble Company	64	2019	1	• Finance • Safety & Security
KATHY N. WALLER Executive Director of the Atlanta Committee for Progress; former CFO of The Coca-Cola Company	63	2015	3	• Audit • Corporate Governance • Personnel & Compensation

✪ Committee Chair
* Including Santander parent-sub

Shareholders will also be asked to vote on the following proposals:

ITEM 2	Advisory vote on executive compensation	⊘ FOR	62
ITEM 3	Ratification of Ernst & Young LLP as independent auditors for 2022	⊘ FOR	63
ITEM 4	Shareholder proposal titled "Transparency in Lobbying," if properly presented	⊗ AGAINST	66

Executive Compensation Program

Our executive compensation program is based on the philosophy that we can best achieve our short-term and long-term business goals by closely linking pay to performance and aligning the interests of all Delta employees, including executive officers, with those of our customers and shareholders.

Last year, the Personnel & Compensation Committee decided not to alter the performance measures or goals of our outstanding short-term and long-term incentive awards, despite the pandemic negatively impacting award values significantly. For 2021, the Committee reviewed our executive compensation program to ensure that it achieves the balance of rewarding and retaining our executives while still placing the majority of their compensation at risk. As a result, the Personnel & Compensation Committee made adjustments to our annual and long-term incentive plans for 2021 that address these objectives as well as the continued uncertainty of the pandemic's ongoing impact on our business and the complexity of developing meaningful incentive compensation opportunities in such an environment.

For additional information on the changes to our annual and long-term incentive plans and other decisions regarding 2021 executive compensation, see the "Compensation Discussion and Analysis" section beginning on page 23 of this proxy statement.

Shareholder Engagement

We value our relationships with our shareholders, and we have a long-standing practice of active engagement with them. Our engagement allows us to better understand our shareholders' priorities, perspectives and concerns, and positions us to effectively address issues that are important to our shareholders. **During 2021, we met virtually, or initiated contact, with shareholders representing approximately 53% of our outstanding shares, including actively managed funds, index funds, public pension funds, and socially responsible investment**

funds. This represented engagement with institutions holding 83% of the shares held by all of our institutional shareholders. We also have dedicated resources to engage with our shareholders, including individual shareholders, through monitoring of communications received by our investor relations and sustainability departments, which collectively responded to more than 150 inquiries during 2021. The table below summarizes key aspects of these engagement efforts during 2021.

How we engaged with our shareholders ....

 We maintained a dialogue with our shareholders throughout the year, including before and after the annual meeting, to gain their perspectives on current issues and to address questions. Where appropriate, our senior management and our non-executive Chairman of the Board participated in these conversations.

 We engaged with analysts through quarterly conference calls, our investor relations website and meetings and calls.

 We participated in 19 industry conferences during 2021.

 We hosted an in-person Capital Markets Day in New York City in December to engage with analysts and investors.

 We conducted two listening tours with investors - one with our new Chief Financial Officer and one to better understand how investors incorporate sustainability into investment decisions.

How we evaluated shareholder feedback ....

Feedback from our shareholders is shared with senior management and the Board.

Our Personnel & Compensation Committee considers feedback when developing our executive compensation program and overseeing our policies and strategies relating to talent development and human capital management.

Our Corporate Governance Committee considers feedback as part of its periodic review of governance trends and its oversight of environmental sustainability matters and political contributions.

Primary topics discussed with our shareholders ....

Among the topics we discussed in 2021 were:

› the effect of the COVID-19 pandemic on our people and our business, our response and our recovery plans

› climate change and our environmental sustainability strategy and related lobbying activities

› human capital management and oversight, including workforce diversity, equity and inclusion efforts

› our executive compensation program in light of the pandemic

› governance matters, including shareholder right to written consent and oversight of environmental and social matters

› risk management, including cybersecurity and data privacy risks

› Board composition and succession and increasing Board diversity

Actions taken ....

We responded to shareholder feedback as part of our periodic review of our policies, practices, and disclosures. For example, **we have continued to enhance our disclosures with respect to environmental sustainability and human capital management** in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and this proxy statement, with additional enhancements to be provided in our 2021 ESG Report.

We also continued to enhance our annual political contributions report and **issued a climate lobbying report.**

The climate lobbying report was prepared at the direction of our Board in response to a proposal that received majority shareholder support at our 2021 annual meeting. The report provides an overview of our climate goals, our climate policy principles and recent direct and indirect lobbying activities.

We have begun publishing on our website our latest **EEO-1 Report** as submitted to the U.S. Equal Employment Opportunity Commission.

Environmental, Social and Governance (ESG) Highlights

We are committed to taking care of our people, being a good steward of the environment and being a positive force in our communities. This commitment is based on our culture of putting people first in all we do — whether it's our employees, the millions of customers who trust us with their travel each year, or the communities where we live, work and serve. The Board of Directors is committed to sound corporate governance in line with evolving best practices. The Board of Directors understands and appreciates the importance of ESG matters as well as their

significance to our various stakeholders, including our investors. As described further on pages 55 through 61, the Board of Directors includes several directors with skills and experience relevant to these topics. In addition, the Board of Directors has, and continues to gain, knowledge about these evolving areas through, among other things, regular briefings and discussions with internal subject-matter experts. The Board also has access to external resources and education on a variety of these matters.

Transparency and Reporting

We report on our efforts with respect to ESG matters through an annual ESG report that is informed by the Task Force on Climate-Related Financial Disclosures (TCFD), the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI) frameworks and standards. We have expanded our evaluation of climate risks and opportunities through a climate scenario analysis that considered both physical and transition risks and worked to develop a decarbonization pathway, all of which will be described in our 2021 ESG Report. In

addition, we recently released our climate lobbying report, which describes our global advocacy activities and policy engagements — both direct and indirect — that support and complement our ambitious climate goals. During 2021, we also regularly engaged with shareholders and other stakeholders on ESG trends and opportunities. For more information on ESG matters, including with respect to our climate strategy, risks, opportunities, metrics and targets, please see our 2021 ESG Report, available at www.delta.com/sustainability.

Our Commitment to Our People

We believe that Delta people are our strongest competitive advantage, and they have created a culture that is the foundation of our success. We have long understood that taking care of our people also leads to satisfied customers and other stakeholders. In 2021, as

our business began to recover from the impact of the COVID-19 pandemic, we hired approximately 11,000 new full-time employees across our business, including pilots, flight attendants, and gate and reservation agents.

Safety and Health

Our dedication to safety, security and public health is spearheaded by our executive leadership team, including through our Personal Safety Steering Committee and our Operational Safety Committee, and overseen by the Safety & Security Committee of our Board of Directors. We have led the airline industry for many years in employee safety and strive for world-class personal safety performance.

To successfully integrate the influx of new employees during 2021, we adapted many of our safety programs and leveraged the maturity of our risk-based Safety Management System to account for a changing workforce and processes shaped by the COVID-19 pandemic. Delta continued to make significant investments throughout the year in training for employees joining the Delta team as well as leadership development programs and programs to reinforce safety culture.

During 2021, we also continued to prioritize the safety and health of our employees by offering an extensive employee COVID-19 testing program and vaccination program, with on-site vaccination centers in all major employee centers opening promptly following vaccine availability. In addition, we partnered with the state of Georgia to host the state's largest COVID-19

vaccination site while steadily increasing the vaccination rate among our employees, providing pay protection programs for employees diagnosed with, exposed to or at high risk from COVID-19 and offering free flu shots for all U.S. employees. In February 2021, we hired Dr. Henry Ting as our Chief Health Officer to reimagine our approach to health and wellbeing. We have a framework in place to oversee our wellbeing strategy, which includes oversight from our Wellbeing Council and the Personnel & Compensation Committee of the Board.

Beyond employee safety and health, we proactively reduce risks by identifying, assessing, mitigating and/or eliminating hazards that may cause incidents, accidents or injuries to customers. In 2021, we safely transported more than 135 million customers system wide. Following the onset of the COVID-19 pandemic, we intensified our focus on the health and safety of our customers, including the creation of our industry-leading cleanliness standards through the Global Cleanliness organization and the implementation of the Delta CareStandard℠ to ensure a consistently safe and sanitized experience across our facilities and aircraft through the use of science-backed cleaning technologies and protocols.

Diversity, Equity and Inclusion

As a global airline, we are in the business of bringing people together, and we believe our business should reflect the diversity of our customer base. To achieve this goal, we seek diverse talent internally and externally in an effort to achieve broader representation throughout our organization.

The Personnel & Compensation Committee provides ongoing oversight with respect to policies and strategies relating to talent development and human capital management, including diversity, equity and inclusion. Our Diversity, Equity & Inclusion Council is the senior cross-divisional group that represents the operational, corporate and commercial organizations of our business and is charged with ensuring our diversity, equity and inclusion priorities are relevant and embedded throughout the company, in partnership with our Diversity, Equity & Inclusion Office, which is led by Keyra Lynn Johnson, our Vice President and Chief Diversity, Equity and Inclusion Officer. The council meets regularly to evaluate corporate and divisional metrics, programs and proposals that align with our diversity, equity and inclusion strategy.

We remain focused on our strengthened commitment to be an anti-racist, anti-discrimination organization and want all of our employees to feel a sense of belonging at Delta. We have tools and processes in place to evaluate our progress on diversity, equity and inclusion matters, including with respect to our employees' sense of belonging. Key elements of our diversity, equity and inclusion strategy to drive this vision include the following:

› Reimagining our talent strategy, such as by requiring hiring candidate slates and interview panels to reflect diversity and creating new pathways to certain roles by removing college degree requirements;

› Rebuilding Delta to reflect the world we serve by closing diversity gaps in senior leadership positions through increased representation of women and under-represented groups in those roles, including doubling the number of Black officers and director-level employees by 2025 as compared to 2020;

› Promoting inclusion through education, training and development opportunities, including enhanced inclusion training attended by more than 62,000 Delta employees during 2021, and through insights leveraged from our employee resource groups, which we refer to as business resource groups; and

› Driving accountability for equitable outcomes by reviewing and revising our systems, practices and policies in support of our commitment to diversity, equity and inclusion and with a focus on achieving equitable outcomes.

As part of our commitment to transparency, and based on feedback from external stakeholders, we have begun publishing on our website our latest EEO-1 Report as submitted to the U.S. Equal Employment Opportunity Commission.

Our Commitment to the Environment

Governance of Environmental Sustainability Program

We have implemented a robust governance framework at both the Board and management levels with respect to our environmental sustainability program:

› Regular board-level oversight provided primarily through (i) the Corporate Governance Committee, which evaluates environmental sustainability strategy, goal setting, opportunities and risks as well as efforts and progress, (ii) the Audit Committee, which oversees the reporting of environmental and social matters in Delta's SEC filings, and (iii) the Finance Committee, which oversees investments, including acquisition of new, more fuel efficient aircraft and significant investments in new technologies.

› Robust management-level oversight provided through the ESG Council, the Carbon Council and the Risk Council, which report to the Delta Leadership Committee (DLC) and are composed of members of the DLC as well as other senior executives from across the organization who help to guide cross-functional working groups on climate strategy and execution as well as related risk mitigation efforts.

› Global Sustainability team integrated throughout our business and led by Pam Fletcher, our Senior Vice President and Chief Sustainability Officer, who serves on the DLC and each of the ESG, Carbon and Risk Councils.



Climate Goals and Strategy

During 2021, we built on our previously announced plan to invest $1 billion through the end of 2030 toward airline carbon neutrality by announcing our intention to set new medium- and long-term climate goals that are aligned with the applicable framework of the Science Based Targets initiative (SBTi).

› *Long-term net zero goal*: Achieving net zero greenhouse gas (GHG) emissions across our airline operation and its value chain (Scopes 1, 2 and 3) no later than 2050, as outlined by the SBTi Net Zero Standard Criteria and in alignment with the United Nations Race to Zero — Business Ambition for 1.5°C campaign.

› *Medium-term emissions intensity goal*: As a milestone on the path toward net zero, we are seeking to reduce GHG emissions intensity by 2035 as compared to 2019, based on lifecycle jet fuel emissions of GHGs in accordance with SBTi guidance for the aviation industry and in line with the Paris Agreement's goal of limiting global warming to well below two degrees Celsius above pre-industrial levels.

We have submitted both goals to SBTi for validation, but we are unable to predict the outcome of that process and when it will be completed. These proposed goals are supported by a robust sustainable aviation fuel (SAF) goal. Our goal is to replace 10% of our jet fuel consumption with SAF by the end of 2030, with the aim of half of that amount from SAF that achieves at least an 85% reduction in lifecycle emissions relative to conventional jet fuel, subject to availability and feasibility.

The global aviation industry is viewed as a hard-to-abate sector, meaning it is innately difficult to decarbonize. We expect our path toward achievement of these ambitious climate goals to include the following levers, with the fleet and fuel levers expected to play the most significant roles:

› *Fleet*: Currently, fleet renewal provides the largest impact on reducing emissions and emissions intensity. In 2020, we retired more than 200 of our less efficient aircraft ahead of schedule, improving emissions intensity and fuel efficiency on an available seat mile basis in 2020 and 2021, as compared to 2019. We expect our fleet renewal plans to continue to improve fuel efficiency in future periods.

› *Fuel*: SAF is central to reducing the lifecycle carbon emissions from aviation fuel; however, it is not currently available at the scale or cost necessary to meet the industry's needs. To replace 10% of our jet fuel consumption by the end of 2030, Delta will require at least 400 million gallons of SAF annually. We presently have agreements in place with a number of suppliers for the production of SAF, subject to third-party investment and timely facility development.

› *Operational Initiatives*: Delta has launched a cross-functional senior leadership team, known as the Carbon Council, with the aim of executing and tracking operational initiatives to reduce jet fuel consumption and improve our GHG emissions intensity. This work supplements industry-wide efforts to modernize the air traffic control (ATC) system, which would allow for more fuel efficient and therefore less carbon intensive flying.

› *Technological Innovation*: We plan to evaluate emerging technologies, such as synthetic hydrocarbon fuels, direct air capture (DAC) and carbon capture and sequestration (CCS) to support our efforts to achieve our long-term climate goals. For instance, we recently announced a collaboration with Airbus on research to accelerate the development of a hydrogen-powered aircraft and the ecosystem it would require.

› *Carbon Offsets*: In support of our previously announced goal to invest $1 billion toward airline carbon neutrality through the end of 2030, Delta has purchased and retired approximately $135 million of verified carbon offsets related to approximately 27 million metric tons of our airline's 2021 carbon emissions, including carbon offsets focused on preventing deforestation. We expect much of the future expenditures in support of this goal to be focused on solutions other than carbon offsets as we aim to progress the climate goals referenced above.

Stakeholder Engagement and Coalition Building

To advance these ambitious goals, we are committed to engaging our stakeholders and building coalitions to help drive down cost and increase production and consumption of alternative fuels and new technologies.

1 We partner with corporate customers to advance our environmental sustainability goals. We signed agreements with 35 corporate customers and travel agencies as of March 2022 to fund SAF that will be applied towards GHG emissions from their business travel on Delta.

2 We participate in sector-specific and multi-sectoral efforts to progress toward our climate goals and to influence climate and sustainability policy development, including Clean Skies for Tomorrow, the Aviation Climate Taskforce, the First Movers Coalition and the LEAF Coalition.

3 We engage with industry, government and trade associations on climate and environmental policy. We have recently advocated in support of several pieces of legislation to advance our climate goals, including legislation to promote development of the SAF market via tax incentives and grants.

4 We collaborate with the FAA and the airline industry to modernize the ATC system, central to reducing fuel consumption and GHG emissions in the near-term, including through forums such as the NextGen Advisory Committee. We have also advocated for NextGen equipage funding for regional jets to accelerate the implementation of a modernized ATC system.

Our Commitment to Our Communities

As we connect people with communities, experiences and each other, we are committed to doing our part to build a better world. Giving back to the communities where we live, work and serve is part of our culture at Delta. The graphic below illustrates some of the ways in which Delta and its people gave back in 2021:

DELTA'S COMMUNITY IMPACT

ENVIRONMENT

 **$5,000,000**
contributed in 2021 to the **Global Citizen Movement to End Extreme Poverty** for sustainable development

 **10,000**
trees to be planted by Delta volunteers over 10 years as part of the **Trees Atlanta and Central Atlanta Progress' Downtown Atlanta Tree Planting Plan**

 **14**
Project Learning Gardens to be built and supported with the **Captain Planet Foundation** in ATL, NYC and SEA

EQUITY

 **$1,000,000**
contributed to the **Andrew J. Young Foundation** to support its mission in education, leadership and human rights

 **$500,000**
contributed to the **NAACP** to establish an **Aviation** component within the **STEM category** of The Afro-Academic, Cultural, Technological and Scientific Olympics

 **$500,000**
for **Emergency Retention Grants** and **Degree Completion Aid** to enable at-risk students to complete their degrees without the burden of financial hardships

EDUCATION

 **32**
Junior Achievement chapters **across 5 continents** to teach students financial literacy, work readiness and entrepreneurship

 **28**
public high schools with **3DE programming**

 **38**
playgrounds built, including two in 2021, with **KABOOM!** and the **Trust for Public Land across 16 U.S. cities**

WELLBEING

 **11,347**
pints of blood contributed by Delta employees and customers during FY21, **allowing Delta to remain the No. 1 corporate blood donor sponsor in the U.S. for the fourth consecutive year**

 **2,000,000**
pounds of food packed annually since 1995 for **Feeding America** food banks

 **276**
homes built with **Habitat for Humanity** since 1995 to provide safe, decent and affordable housing for those in need

Our Commitment to Leading Governance

Delta has a history of a strong, independent Board, composed of experienced members who are diverse with respect to background, skills, experiences, gender, race and ethnicity. The Board is committed to sound corporate governance in line with evolving best practices.

After pausing the refreshment of the Board during the pandemic, Leslie D. Hale and Greg Creed have recently joined the Board, bringing strong experience and skills. In order to provide

continuity as we continue to recover from the impact of the pandemic, the Board has waived the retirement age for Mr. Blake and Mr. Easter. As the Chair of the Board and of the Corporate Governance Committee, Mr. Blake's leadership of the Board has been critical during the pandemic. Likewise, Mr. Easter has played a crucial role in leading the Audit Committee. Their ongoing service will enable the Board to continue to function efficiently and effectively as leadership responsibilities transition.

INDEPENDENCE

All independent except
CEO and ALPA Nominee

TENURE

Average Tenure
5.9 years

DIVERSITY

21% female directors

36% racially or ethnically diverse directors:
› 1 Hispanic
› 1 Latino
› 3 African Americans

6 of 14 Directors diverse by race, gender and/or ethnicity

SKILLS AND EXPERIENCES INDEPENDENT DIRECTORS COLLECTIVELY POSSESS



Senior Leadership	12
Airline/Transportation Industry	2
Marketing/Data Analytics Brand Management	4
Finance/Accounting	8
Risk Management	11
Technology/Cybersecurity/Digital	4
Energy	2
Global Business	8
Government Affairs/Security	5
Board Membership	12
Diversity	6

Corporate Governance Highlights

INDEPENDENT OVERSIGHT	BOARD REFRESHMENT	SHAREHOLDER RIGHTS AND ACCOUNTABILITY	OTHER LEADING GOVERNANCE PRACTICES
› 12 of 14 director nominees are independent (all except the CEO and ALPA nominee) › Independent non-executive chairman with clearly defined and robust responsibilities › Active Board oversight of strategy, risk management, environmental sustainability and human capital management	› Regular Board refreshment and mix of tenure and diversity of directors (6 independent directors joined in the last 5 years, 3 of whom are diverse) › Robust annual self-evaluations of Board and Board committees › Retirement age of 72 for outside directors, which has been waived for Mr. Blake and Mr. Easter to support continuity during our recovery from the impact of the pandemic	› Annual election of all directors › Proxy access right for shareholders › Majority vote and director resignation policy for directors in uncontested elections › Shareholders constituting more than 20% of our outstanding common stock can call a special meeting › One class of outstanding shares with each share entitled to one vote › No shareholder rights plan (poison pill) or supermajority voting	› Regular comprehensive succession planning for management › Anti-hedging and anti-pledging policy for all employees and Board › Prohibition on ownership of specific airline competitors' stock by Board and officers › Robust stock ownership and retention guidelines for Board and executive officers › No employment agreements or supplemental executive retirement plans for officers › Transparent political activity and ESG disclosures available through our website

GOVERNANCE - BOARD MATTERS

During 2021, the Board of Directors met nine times. Each director who served on the Board during 2021 attended at least 75% of the meetings of the Board of Directors and the committees on which he or she served that were held during his or her tenure on the Board or relevant committee. It is the Board's policy that directors are encouraged to attend the annual meeting. All of Delta's directors attended the virtual annual meeting in 2021. During the year, the Board routinely held executive sessions without the Chief Executive Officer. Mr. Blake presided at these sessions as non-executive Chairman of the Board.

In addition to formal meetings, the Board members participated in bi-monthly update calls with management during the first half of 2021 and continued to hold monthly calls in the second half of the year.

Board Leadership Structure

Because we believe operating pursuant to sound governance practices benefits the long-term interests of our shareholders, for many years we have chosen to elect an independent, non-executive Chairman of the Board separate from our Chief Executive Officer.

We believe the non-executive Chairman of the Board plays an important governance leadership role that enhances long-term shareholder value.

The Chairman's responsibilities include:

› chairing meetings of non-management directors (executive sessions)
› presiding at the annual meeting of shareholders
› briefing the Chief Executive Officer on issues raised in executive sessions
› in collaboration with the Corporate Governance Committee, committee chairs, the Chief Executive Officer and the Chief Legal Officer, setting Board agendas and strategic discussions and providing a review of pre-meeting materials delivered to directors
› overseeing annual Board, committee and Chief Executive Officer performance evaluations and succession planning
› managing the Board and committee oversight of risks
› recommending appropriate governance policies and practices, including committee structure and responsibilities
› overseeing the avoidance of conflicts of interest
› recommending Board committee and committee chair assignments
› facilitating director discussions inside and outside the boardroom, managing the relationship between the Chief Executive Officer and the Board, consulting with the Chief Executive Officer and serving as a counterweight as appropriate
› overseeing the process for selecting new Board members
› calling meetings of the Board and shareholders
› chairing the Corporate Governance Committee
› carrying out other duties requested by the Chief Executive Officer and the Board

Board Committees and Governance Documents

The Board of Directors has established the Audit, Corporate Governance, Finance, Personnel & Compensation and Safety & Security committees to assist it in discharging its responsibilities. The number of meetings held by each of these committees in 2021 and the committee's primary responsibilities are listed beginning on the next page.

A detailed list of the responsibilities of each committee can be found in the committee charters, which are available in the corporate governance section of our website at *ir.delta.com/governance/*. Our Certificate of Incorporation, Bylaws, Corporate Governance Principles, codes of ethics and business conduct and director independence standards are also available in the corporate governance section of our website at *ir.delta.com/governance*/.

In early 2022, the Board reviewed and, as appropriate, updated the allocation of oversight responsibilities for various ESG matters. These responsibilities are identified in bold type in the summary below.

Audit Committee

Members	Primary Responsibilities
William H. Easter III* (Chair) Ashton B. Carter Greg Creed David G. DeWalt* Michael P. Huerta Kathy N. Waller* **Meetings in 2021: 9**	› oversees our financial reporting and disclosure processes, including the appointment of our independent auditors, the review of the audit and work of our internal audit department and the adequacy and effectiveness of our internal controls over financial reporting › oversees compliance with procedures and processes pertaining to **corporate ethics and standards of conduct**, including regular review of reports on adherence to these standards › reviews enterprise risk management processes and discusses major risk exposures with management › reviews **cybersecurity risks** and the security and operations of our information technology systems › oversee the reporting of **environmental and social matters** in our SEC filings › reviews and, if appropriate, approves or ratifies possible conflicts of interest involving members of the Board or executive officers and related party transactions that would be subject to disclosure under Item 404 of Regulation S-K
*Audit Committee Financial Experts	**The Audit Committee Report can be found on page 65.**

Corporate Governance Committee

Members	Primary Responsibilities
Francis S. Blake (Chair) Ashton B. Carter David G. DeWalt William H. Easter III Michael P. Huerta George N. Mattson Sergio A. L. Rial Kathy N. Waller **Meetings in 2021: 5**	› leads the Board's **governance practices and procedures**, including the search for and recruiting of new outside directors and consideration of nominees for the Board › oversees our governance standards, processes for evaluation of the Board and its committees, and compensation of non-employee directors › oversees our **environmental sustainability** strategy, goal setting, opportunities and risks, and efforts and progress with respect to these matters › periodically reviews reports on our corporate and PAC **political contributions** and charitable contributions made by Delta or The Delta Foundation

Finance Committee

Members	Primary Responsibilities
George N. Mattson (Chair) Francis S. Blake Leslie D. Hale Jeanne P. Jackson Sergio A. L. Rial David S. Taylor **Meetings in 2021: 10**	› reviews and makes recommendations about the financial structure of the company, financial planning, investments (including strategic investments in our overseas commercial airline partners), acquisitions and divestitures, operating plans, capital structure and hedging activities › reviews and approves or recommends to the Board commitments, capital expenditures and financing transactions

Personnel & Compensation Committee

Members	Primary Responsibilities
Sergio A. L. Rial (Chair) Francis S. Blake Greg Creed Jeanne P. Jackson George N. Mattson Kathy N. Waller **Meetings in 2021: 12**	› oversees our general compensation philosophy and practices and the annual review of our Chief Executive Officer and reviews and approves compensation programs for our executive officers › reviews management succession plans and the company leader and talent planning process › makes recommendations to the Board regarding election of officers › oversees policies and strategies relating to talent development and **human capital management**, including **diversity, equity and inclusion and employee wellbeing** **The Personnel & Compensation Committee Report can be found on page 37.**

Safety & Security Committee

Members	Primary Responsibilities
David G. DeWalt (Chair) Ashton B. Carter William H. Easter III Leslie D. Hale Christopher A. Hazleton Michael P. Huerta David S. Taylor **Meetings in 2021: 5**	› oversees and consults with management on our customer, employee and aircraft operating safety, security and **public health** goals, performance and initiatives › reviews current and proposed safety and security-related programs, policies and compliance matters › reviews reports and matters that may have a material effect on our flight safety operations, security and public health matters › establishes and approves annual safety and security goals

All members of the Audit, Corporate Governance, Finance and Personnel & Compensation Committees are non-employee directors who are independent, as defined in the New York Stock Exchange (NYSE) listing standards and Delta's director independence standards. In addition, the members of the Audit Committee and the members of the Personnel & Compensation Committee satisfy the additional independence requirements set forth in rules under the Securities Exchange Act of 1934 (the 1934 Act).

Board Refreshment Process

The Corporate Governance Committee recommends to the Board of Directors nominees for election to the Board. Delta believes each current nominee for the Board of Directors has the following attributes:

› integrity, honesty and adherence to high ethical standards
› extensive business acumen and sound judgment
› a track record of service as a leader in business or governmental settings
› commitment to diversity, equity and inclusion

The Committee seeks nominees who have the skills and experience to assist management in the operation of Delta's business and to provide input on Delta's strategy, among other matters. The Committee is also committed to continuing the enhancement of the diversity of the Board. In accordance with Delta's Corporate Governance Principles, the Committee and the Board assess potential nominees (including incumbent directors). In its succession planning role, the Committee regularly considers potential candidates for the Board in light of the company's new and evolving risks, strategies and operations as follows:



1 Identification

The Corporate Governance Committee considers potential new candidates that may be proposed by current directors, management, professional search firms, shareholders or other persons. The Committee retains third-party search firms from time to time to assist in identifying and preliminarily screening potential Board members who have experience that would complement and enhance the current Board.

2 Assessment process

The Committee evaluates potential director candidates in a thorough process in considering whether the candidates satisfy the criteria required and the current needs and composition of the Board. This process may include reviewing qualifications and experience, interviews with candidates, engaging a third party firm to assist with screening and gathering of additional information and making inquiries with persons knowledgeable about candidates.

3 Criteria

› The Committee and the Board assess candidates based on factors such as the individual's character, judgment, diversity (including with respect to background, skills, experience, age, gender, race and ethnicity), experience, skills and acumen, international background and other matters that are relevant to the Board's needs and objectives at the particular time.

› The Committee and the Board also consider the independence, financial literacy, and the ability to devote significant time to Board activities and to the enhancement of candidates' knowledge of Delta's business.

› While the Board does not have a specific policy with respect to diversity, the Board and Committee recognize that the members of the Board should represent the diversity of Delta's customers, employees and management. The Committee balances the desire for continuity on the Board with the benefits of fresh perspectives and additional experiences to align with the changing business.

+6 independent directors in the last 5 years → **3** of whom are diverse

Board and Committee Evaluation Process

For many years our Board of Directors and each of its committees have annually engaged in comprehensive self-evaluations.



PROCESS OVERSIGHT	EVALUATION	PRESENTATION AND FINDINGS	FEEDBACK
The Corporate Governance Committee oversees the evaluations and re-examines the process for the Board and Board committee evaluations each year.	For 2021, the Chief Legal Officer spoke individually with each Board member to discuss specific topics, such as issues of importance to the Board for 2022, strategic planning, succession planning and, and to obtain his or her assessment of Board and committee performance, functioning and operations during the year. These discussions also allowed time for engagement with each director on any other topic he or she desired to discuss.	The directors' comments were compiled and reviewed by the Board and the Board committees in a format without attribution of comments in executive sessions in early 2022. Topics discussed include: › an assessment of Board and committee performance in 2021 › issues of importance to the Board for 2022 › risk management, strategic planning and succession planning › board and committee structure and processes	The non-executive Chairman of the Board and the chairs of the committees identify follow-up matters from the evaluations. These included recovery from the pandemic, long-term strategy, capital allocation, oversight of ESG matters, and operational matters, among other items.

The Board believes this annual evaluation process supports its effectiveness and continuous improvement.

Risk Management

Board Oversight

The Board of Directors has ultimate responsibility to oversee Delta's enterprise risk management program (ERM). Coordinated by the head of Delta's Corporate Audit & Enterprise Risk Management department, the ERM program instills a heightened awareness of risk management throughout Delta, identifies and categorizes risks and monitors the progress of enterprise risk mitigation plans. The role of ERM is to provide a risk management framework with cross-functional alignment to enable risk informed decision-making through identification and categorization of risks and monitoring the progress of enterprise risk mitigation plans.

The Board discusses risk throughout the year, particularly when reviewing operating and strategic plans and when considering specific actions for approval. The Board's oversight of risk management is managed through delegation to each of the Board's committees with regular reporting to the full Board.



BOARD OF DIRECTORS
Oversees Delta's ERM

AUDIT COMMITTEE

› Reviews the ERM framework; reviews management's process for identifying, managing and assessing risk; oversees the management of risks related to the integrity of the consolidated financial statements, internal control over financial reporting, the internal audit function, and legal and regulatory matters related to cybersecurity and the security and operations of the information technology systems.

› Members of the Audit Committee are financially literate as defined by the NYSE, three of whom are designated as audit committee financial experts. Members receive internal and external training on cybersecurity risks, and an experienced cybersecurity professional, David DeWalt, is a member of the Audit Committee and has been a Delta director since 2011.

› The Audit Committee received briefings on information security matters at all of its regular meetings in 2021 from our chief information officer or chief information security officer, including in connection with our digital transformation. One of these briefings was an extended session in which other members of the Board also participated.

FINANCE COMMITTEE	PERSONNEL & COMPENSATION COMMITTEE	CORPORATE GOVERNANCE COMMITTEE	SAFETY & SECURITY COMMITTEE
› Oversees the management of risks related to aircraft fuel price, foreign currency and interest rate hedging, Delta's financial condition and capital structure, its financing, acquisition, divestiture and investment transactions and related matters.	› Reviews risks related to management succession and development, Delta's executive compensation program, Company leadership development and talent planning process, human capital management and related matters.	› Reviews risks related to Board of Directors' succession plans, Delta's corporate governance, environmental sustainability and related matters.	› Oversees the management of risks related to customer, employee, aircraft and airport operating safety and security, public health and related matters.

Management's Role

Delta's ERM process is a journey of continuous improvement and iteration to meet the evolving needs of our business. Leaders of the business divisions, working closely with the ERM leader, have responsibility for risk identification, development of business risk mitigation plans, and monitoring and reporting progress of their implementation. Delta's leadership structure, combined with the roles of the Board, its committees, and the Risk Council, provide appropriate leadership for effective risk oversight.

Risk Council

The senior management level, cross-divisional Risk Council meets quarterly and includes the Chief Legal Officer, Chief Compliance Officer, Chief Financial Officer, Chief Information Officer, Senior Vice President - Corporate Safety and Security, Chief Health Officer, Controller, Chief Information Security Officer, Chief Sustainability Officer and the head of the Corporate Audit & Enterprise Risk Management department, among others. As appropriate, various officers and employees attend meetings of the Risk Council and follow up on issues addressed within the Risk Council.

The Risk Council oversees all areas of the company's business risk, including the following: monitoring risk tolerance levels; defining organizational responsibilities for risk management; identifying significant risks to Delta; and risk mitigation and management strategies based on Delta's risk tolerance levels as well as monitoring the business to determine that risk mitigation activities are in place and operating.

Communications with Directors

Shareholders and other interested parties may communicate with our non-management directors by sending an e-mail to *nonmgmt.directors@delta.com*. We have established a link to this address on our Investor Relations website. Communications with directors may also be mailed to Delta's Corporate Secretary at:

> Law Department
> Delta Air Lines, Inc.
> Department 981
> 1030 Delta Boulevard
> Atlanta, Georgia, 30354
> Attn: Corporate Secretary

Communications will be sent directly to the Chairman of the Board, as representative of the non-management directors, other than communications pertaining to customer service, human resources, accounting, auditing, internal control and financial reporting matters. Communications regarding customer service and human resources matters will be forwarded for handling by the appropriate Delta department. Communications regarding accounting, auditing, internal control and financial reporting matters will be brought to the attention of the Audit Committee chair.

SHARE OWNERSHIP

Directors and Executive Officers

The following table sets forth the number of shares of Delta common stock beneficially owned as of April 22, 2022, by each director and director nominee, each person named in the Summary Compensation Table in this proxy statement, and all directors and current executive officers as a group. Unless otherwise indicated by footnote, the owner exercises sole voting and investment power over the shares listed.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]
Directors:	
Edward H. Bastian	2,036,130[2]
Francis S. Blake	70,095
Ashton B. Carter	19,620
Greg Creed	11,000
David G. DeWalt	64,340
William H. Easter III	57,790[3]
Leslie D. Hale	-
Christopher A. Hazleton	300
Michael P. Huerta	19,945
Jeanne P. Jackson	48,230[4]
George N. Mattson	115,280[5]
Sergio A. L. Rial	22,571
David S. Taylor	40,580
Kathy N. Waller	26,970
Named Executive Officers:	
Glen W. Hauenstein	945,804[2]
Alain M. Bellemare	158,530[2]
Peter W. Carter	403,712[2]
Daniel C. Janki	210,921[2]
William C. Carroll	79,720[2]
Garrett L. Chase	77,750[2]
Directors and Current Executive Officers as a Group (25 Persons)	5,389,042[2]

(1) Each of the individuals listed in the table and the directors and current executive officers as a group beneficially owned less than 1% of the shares of common stock outstanding on April 22, 2022.

(2) Includes the following number of shares of common stock which a director or a named executive officer has the right to acquire upon the exercise of stock options that were exercisable as of April 22, 2022, or that will become exercisable within 60 days after that date:

Name	Number of Shares
Edward H. Bastian	1,561,754
Glen W. Hauenstein	668,277
Alain M. Bellemare	22,687
Peter W. Carter	218,210
Daniel C. Janki	24,577
William C. Carroll	47,411
Garrett L. Chase	44,641
Directors & Current Executive Officers as a Group	3,209,550

(3) Includes 48,170 shares held by the Easter Management Trust, over which Mr. Easter has shared investment and voting power.

(4) Includes 22,000 shares held by a trust for the benefit of Ms. Jackson and her husband and 3,510 shares held by trusts for the benefit of Ms. Jackson's children. Ms. Jackson has shared investment and voting power over all shares held in these trusts.

(5) Includes 2,000 shares held by Mr. Mattson's wife, 6,000 shares held through trusts for the benefit of Mr. Mattson's children and for which Mr. Mattson's wife serves as trustee; also includes 2,000 shares held by a trust for the benefit of Mr. Mattson's adult son, over which Mr. Mattson has shared investment power and which is not required to be reported on a Form 4.

Beneficial Owners of More than 5% of Voting Stock

The following table provides information about the following entities known to Delta to be the beneficial owner of more than five percent of Delta's outstanding common stock as of April 22, 2022.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
The Vanguard Group	66,966,728 [1]	10.4%
100 Vanguard Blvd Malvern, PA 19355		
BlackRock, Inc.	38,133,128 [2]	5.9%
55 East 52nd Street New York, NY 10055		

(1) Based on an amendment to Schedule 13G filed on February 9, 2022, in which The Vanguard Group reported that, as of December 31, 2021, it had shared voting power over 826,784 of these shares, sole dispositive power over 64,978,640 of these shares and shared dispositive power over 1,988,088 of these shares.

(2) Based on an amendment to Schedule 13G filed on February 1, 2022, in which BlackRock, Inc. reported that, as of December 31, 2021, it had sole voting power over 35,049,978 of these shares and sole dispositive power over 38,133,128 shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section of the proxy statement describes the compensation of our named executive officers for 2021. It also discusses how our executive compensation program reflects our compensation philosophy and objectives, including the importance of linking pay to performance.

2021 Named Executive Officers

Name	Position
EDWARD H. BASTIAN	Chief Executive Officer
GLEN W. HAUENSTEIN	President
ALAIN M. BELLEMARE	Executive Vice President & President - International
PETER W. CARTER	Executive Vice President & Chief Legal Officer and Corporate Secretary
DANIEL C. JANKI	Executive Vice President & Chief Financial Officer

Effective July 19, 2021, Daniel C. Janki became Delta's Chief Financial Officer. William C. Carroll and Garrett L. Chase concluded their service as Interim Co-Chief Financial Officers as of that date.

Executive Summary

We started 2021 coming off one of the most difficult years in Delta's history — a year in which we learned how to operate an airline through the ever-changing circumstances of a global pandemic. We understood that, like 2020, 2021 would not be predictable. We expected to see two distinct phases over the year. The first looking like 2020 with travel demand deeply depressed, and the second, when we reached a turning point with widely available vaccinations spurring the reemergence of travel.

Because of this uncertainty, we did not implement our traditional "Flight Plan," which sets forth Delta's short-term and long-term business goals, for 2021. Instead, we relied on the following guiding principles to drive our decisions over the year:

› Keeping our people, our customers and our communities safe through our health and safety protocols

› Harnessing the innovation and agility we developed in 2020 to create and execute our plan for recovery

› Listening to our customers and acting on their feedback to provide us the blueprint for Delta's future

› Living our values and continuing to address inequity, economic disparity and climate change

These principles successfully drove the airline in 2021. Our operational excellence and best-in-class service were recognized by travelers as J.D. Power's No. 1 airline in customer satisfaction among airlines in North America. And, we ended the year being the only major U.S. airline to deliver profitability for the second half, allowing us to make a payment to our employees under the company's broad-based profit-sharing program (Profit Sharing Program).

The progress Delta made in its recovery from the impact of the pandemic in 2021 is described in detail in the "Letter from the CEO," "Letter from the Non-Executive Chairman of the Board" and the "Proxy Statement Summary" sections of this proxy statement.

Our Employee Commitment

Through mask mandates, new variants and pandemic fatigue, COVID-19 continued to be challenging to the airline industry in 2021. Our employees once again proved that Delta's most important competitive advantage is its people. As a result of their resilience and dedication, we were ready to welcome back our customers as they steadily resumed air travel. During 2021, we returned all of our people to full schedules and began rebuilding our workforce by welcoming approximately 11,000 new employees to Delta, while continuing our commitment to promote a culture of open, honest and direct communications and building an environment that encompasses diversity, equity and inclusion.

Supporting our People in 2021

We have asked a lot of our people over the last two years and they have risen to the occasion by consistently delivering the Delta Difference to our customers, communities and each other. Delta supported its employees during this crucial time in various ways, including:



Prioritizing Health and Wellbeing

Our number one priority through the pandemic has been the health and safety of our people. In February 2021, we welcomed Dr. Henry Ting to Delta as our Chief Health Officer—a first for a U.S. airline. In addition to our COVID-19 response and measures to protect employees, such as providing vaccines on-site at our largest employee centers, Dr. Ting and his team are conducting a top-down review of our health and wellness offerings to ensure we are supporting and elevating all aspects of employee wellbeing—physical, emotional, social and financial.



Paying Profit-Sharing Program

We paid over $100 million in February 2022 under the Profit Sharing Program in recognition of the achievements of our employees that made Delta profitable for the second half of 2021.



Maintaining the Shared Rewards Program

We awarded $55 million under Delta's broad based shared rewards program (Shared Rewards Program) based on the hard work of our employees meeting key operational performance goals during 2021 (on-time arrival, baggage handling, flight completion factors and net promoter score) recognizing that superior performance by our front line employees directly affects customer satisfaction.



Continuing our Commitment to Financial Wellness

We recognized that the last two years have been challenging for our people not only physically and mentally, but also financially. In addition to helping our employees save for retirement by making over $890 million in company contributions to our 401(k) plans in 2021, Delta is making one-on-one financial coaching available to our domestic employees. In addition, Delta contributed $1.5 billion to our frozen defined benefit plans.

Diversity, Equity and Inclusion

Our commitment to diversity, equity and inclusion is in pursuit of our goal to connect and reflect the world — bringing people together and representing the communities that Delta serves. We have committed to building a better future, fueled in large part by our focus on diversity, equity and inclusion. This goes beyond doing the right thing. It is imperative to our success.

In the midst of a global reckoning over racial inequity and injustice, we strengthened our commitment in 2020 to be an anti-racist and anti-discrimination organization that fosters our employees' sense of belonging at Delta. In 2021, we accelerated our actions to close diversity gaps by increasing the representation of women and under-represented groups in senior leadership positions and doubling the number of Black officers and director-level employees by 2025 as compared to 2020. This progress, which falls under the oversight of the Personnel & Compensation Committee, is reported out regularly to the Board of Directors and made public twice a year.

See "Our Commitment to Our People" starting on page 9 for more information about Delta's diversity, equity and inclusion efforts.

Talent Planning and Development

Talent planning and development are important at all levels within Delta — from our executives to our frontline employees. 2021 was a year like none other as we welcomed approximately 11,000 new employees to the organization and transitioned 40% of our leaders into new roles. This amount of transition was positive for our people, opening opportunities to progress their careers within the organization. To support this transition, we leaned on sound talent planning processes, a new and improved learning and development platform and additional leader training.

The Personnel & Compensation Committee also continues to place significant focus on executive talent planning. The Board of Directors is regularly updated on key talent indicators for our senior leaders, including recruiting, development and succession planning programs. They are also exposed to potential future executive leaders through board meetings and informal events.

Executive Compensation in 2021

In 2020, the Personnel & Compensation Committee determined not to make changes to any outstanding short-term or long-term incentive awards, despite the pandemic negatively impacting award values significantly — ensuring our executives remained fully aligned with shareholders. It made that decision knowing it would have to develop a program for 2021 that rewards our executives' leadership in the industry, continued focus on our recovery and commitment to Delta. The Personnel & Compensation Committee met extensively with its compensation consultant and company management to consider how best to achieve these objectives within a set of guiding principles that adhere to our pay for performance compensation philosophy and comply with the compensation limitations of the CARES Act.

In setting the executive compensation program for 2021, the Personnel & Compensation Committee decided to maintain the program's current elements, including retaining the general structure of our annual and long-term incentive plans. However, due to the continued uncertainty of the pandemic's ongoing impact on our business and the complexity of determining performance goals in such an environment, the Committee made adjustments to better link compensation with performance through the expected stages of recovery, while ensuring the majority of compensation remained at risk. As indicated below, some of these changes were temporary for 2021 in consideration of the unique impact of the pandemic.

In addition to other actions taken by the Committee as described in this Compensation Discussion and Analysis, the following actions were taken with respect to our annual and long-term incentive plans for 2021:

› **Bifurcated Performance Periods**. Due to the continued uncertainty of the pandemic's ongoing impact to our business and the complexity of determining performance goals in such an environment, the Personnel & Compensation Committee established two separate performance periods under both the annual and long-term incentive plans.

› For the annual plan, the performance period was divided in two six-month periods (rather than a single 12-month performance period).

› For the performance award component of the long-term incentive program, the typical three-year performance period was divided into separate one-year (2021) and two-year periods (2022-2023).

The CARES Act

In April 2020, Delta entered into an agreement with the U.S. Department of the Treasury to receive emergency support through the payroll support program under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which totaled $5.6 billion. In January and April 2021, Delta and the Treasury Department entered into additional payroll support program agreements under the Consolidated Appropriation Act, 2021 and the American Rescue Plan Act of 2021 (with the initial agreement, referred to as the PSP Agreements). Collectively, these additional agreements provided approximately $6.4 billion in payroll support payments. All of the payroll support funds were required to be used exclusively for the payment of employee wages, salaries and

The Personnel & Compensation Committee reinstated the full twelve-month and three-year performance periods for our 2022 incentive plans.

› **Reduced Number of Performance Measures**. To concentrate our named executive officers' focus on the elements most beneficial to our recovery efforts, the Personnel & Compensation Committee simplified the annual and long-term incentive plans by reducing the number of performance measures under each plan.

› Under the annual plan, the number of performance measures was reduced from three to two.

› Under the long-term incentive program, the number of performance measures applicable to the performance award component was reduced from five (including a modifier) to three and the performance hurdle that triggered time-based vesting of the stock option award component was removed.

› **Revised Certain Payout Provisions**.

› The maximum payout available under the annual plan was reduced to 150% (from 200%).

› The three-year vesting schedule for restricted stock awards under the long-term incentive program was front-loaded, so that 50% of the award vests after the first year and the remaining 50% will vest equally over the next following two years. We returned to our traditional vesting schedule (three equal installments) for restricted stock granted under our 2022 long-term incentive program.

› Any payouts to executive officers with respect to the performance award component of the long-term incentive program will be made in cash (rather than being converted to shares of Delta stock on the payment date).

› **Implemented Target Ranges for Certain Performance Measures**. Again, given the uncertainty of our recovery efforts and the resulting difficulty in setting a single number for each relevant performance target, the Personnel & Compensation Committee decided to set a target range determined based on our business plan and expectations for the year.

benefits and were conditioned on Delta agreeing, among other things, to refrain from conducting involuntary employee layoffs or furloughs from the date of the agreement through September 30, 2021, or the date on which Delta has expended all of the payroll support funds. In addition, Delta became subject to other restrictions, including certain limitations on executive compensation (CARES Act compensation limitations).

Under the CARES Act compensation limitations, the total compensation (as defined in the PSP Agreements) of our management employees whose total compensation exceeded $425,000 in 2019 is limited during any 12 consecutive month period beginning March 24, 2020 through April 1, 2023 to the total compensation the employee received in 2019. Additionally, for those individuals whose total compensation exceeded $3 million in 2019, the total compensation is limited to (1) $3 million plus (2) 50% of the excess over $3 million.

Delta has designed compliance processes for the CARES Act compensation limitations, including, in certain cases, making adjustments to the composition of an individual's long-term incentive awards, and has provided periodic comprehensive reports to the Treasury Department, as required by the PSP Agreements.

Administration of the Executive Compensation Program

PERSONNEL & COMPENSATION COMMITTEE

The Personnel & Compensation Committee oversees and approves Delta's executive compensation program to reinforce our culture by ensuring a strong connection between pay and performance as well as alignment between our executives, employees and shareholders. This includes:

› Establishing Delta's executive compensation philosophy and objectives in consultation with an independent compensation consultant and company management
› Overseeing the development and implementation of our executive compensation program
› Reviewing and approving the compensation structure and performance measures for our Chief Executive Officer and other executive officers
› Evaluating the performance of the Chief Executive Officer in meeting corporate goals and objectives
› Reviewing and advising the Board of Directors on management succession planning
› Overseeing Delta's policies and strategies relating to talent development and human capital management, including diversity, equity and inclusion
› Making recommendations to the Board of Directors on the appointment of officers
› Reviewing tally sheets, competitive market data for our peer group and individual contributions to establish target compensation for our executive officers

INDEPENDENT COMPENSATION CONSULTANT

In 2021, after considering the factors provided under the NYSE listing standards and Item 407(e)(3)(iii) of SEC Regulation S-K, the Personnel & Compensation Committee engaged Frederic W. Cook & Co., Inc. (FW Cook) as its independent executive compensation consultant. In this role, FW Cook provides advice to the Personnel & Compensation Committee and the Corporate Governance Committee regarding Delta's executive and director compensation programs. This includes:

› Providing advice regarding Delta's executive compensation program based on the company's business strategy, compensation philosophy, prevailing market practices and relevant regulatory mandates
› Providing annual recommendations directly to the Personnel & Compensation Committee on Chief Executive Officer compensation
› Advising the Corporate Governance Committee on the compensation for the non-executive Chairman of the Board and non-employee directors
› Providing advice on the Company's compensation peer group
› Updating and advising the Personnel & Compensation Committee on key executive compensation trends in the industry and general market
› Attending, at the request of the Personnel & Compensation Committee, executive session discussions without the presence of company management
› Periodically working directly with company management on behalf of and under the control and supervision of the Personnel & Compensation Committee

The Personnel & Compensation Committee considered FW Cook's advice when determining executive compensation plan design and award levels in 2021.

DELTA MANAGEMENT

Delta's management team provides input to the Personnel & Compensation Committee on Delta's executive compensation program structure and, under the supervision of the Personnel & Compensation Committee, is responsible for the ongoing administration of the program. This includes:

› Developing Flight Plan goals and providing input on business strategy and performance
› Providing updates to the Personnel & Compensation Committee on key executive compensation trends in the industry and general market
› Evaluating the financial and legal implications of executive compensation proposals and confirming proposed payouts to executive officers under our incentive compensation plans are calculated correctly and comply with plan terms
› The Chief Executive Officer making recommendations for the compensation of executive officers other than himself

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to achieve Delta's short-term and long-term business goals by closely linking pay to performance and by aligning the interests of all Delta people with the interests of our customers and shareholders. Based on this philosophy, the Personnel & Compensation Committee develops the executive compensation program to promote a pay for performance culture that:



1
Places a substantial majority of total compensation at risk.

2
Directly supports our Flight Plan by utilizing challenging performance measures that provide incentives that deliver value to our customers and shareholders and drive payouts to frontline employees under our broad-based Profit Sharing and Shared Rewards Programs.

3
Provides compensation opportunities that help us motivate and retain existing talent and attract new talent to Delta when needed.

Pay for Performance

Pay for performance is the foundation of our compensation philosophy for all employees, driving a strong sense of team work and continual improvement of business results. Our executive compensation program places a substantial portion of total compensation at risk. In 2021, 94% of total target compensation for the Chief Executive Officer and 90% of total target compensation for the other named executive officers was contingent on Delta achieving ambitious financial, operational and customer service goals or subject to stock price performance. Furthermore, the majority of their total compensation is equity-based, which, together with our stock ownership and retention guidelines, aligns the interests of management to the interest of shareholders.

The Personnel & Compensation Committee sets stretch performance goals under our annual and long-term incentive plans to drive Delta's business strategy and to deliver value to our shareholders.

Our incentive plans closely align the interests of management with those of frontline employees in two respects. First, many of the same financial, operational and customer service performance measures are used in both our executive and broad-based employee compensation programs. Second, we have long structured our annual incentive plan to ensure that executives do not receive above-target incentive payouts unless our people also receive payment under the Profit Sharing Program for the year.

2021 COMPENSATION MIX (AT TARGET)

CEO



Base Salary 6%
Annual Incentive 12%
Long-Term Incentive 82%
94% AT-RISK COMPENSATION

OTHER NAMED EXECUTIVE OFFICERS



Base Salary 10%
Annual Incentive 15%
Long-Term Incentive 75%
90% AT-RISK COMPENSATION

Say on Pay Voting Results

At our 2021 annual meeting, we asked shareholders for a non-binding "say on pay" advisory vote to approve the 2020 compensation of the named executive officers. The holders of 93% of the shares present and entitled to vote at the 2021 annual meeting voted for approval of the compensation of the named

executive officers. The Personnel & Compensation Committee took these results into account by continuing to emphasize our pay for performance philosophy utilizing challenging performance measures that provide incentives to deliver value to our shareholders.

Corporate Governance and Compensation Practices

Our executive compensation program reflects corporate governance policies and compensation practices that are transparent and consistent with best practices. The following chart highlights the policies and practices we consider instrumental in driving company performance while mitigating risk, as well as the practices we avoid:

What We Do:	What We Don't Do:
✓ Subject officers' incentive compensation to compensation clawback provisions	✗ No employment contracts
✓ Apply stock ownership and retention guidelines to executive officers and directors	✗ No excise tax reimbursement for payments made in connection with a change in control
✓ Follow objective, standardized criteria for the timing of equity award grants	✗ No repricing, cash buyouts or share recycling of stock options and stock appreciation rights under our equity compensation plan
✓ Include "double trigger" change in control provisions in our incentive awards	✗ No hedging or pledging of company stock
✓ Prohibit hedging and pledging of company stock by our employees	✗ No loss on sale for residence relocation protection for named executive officers
✓ Require a one-year minimum vesting period for performance-based awards under our equity compensation plan	✗ No supplemental executive retirement or deferred compensation plans
✓ Fully disclose our incentive plan performance measures	✗ No company-provided:
✓ Engage with institutional investors regarding our executive compensation program	› personal club memberships
	› executive life insurance
	› home security
	› financial planning

Comparative Market Data and Peer Group

We believe peer group data should be used as a point of reference, not as the sole factor in our executive officers' compensation. In general, the Personnel & Compensation Committee's objective is for target total direct compensation opportunities to be competitive with the peer group, with individual variation based on the individual's performance, experience and role within Delta.

Our peer group is composed of three major U.S. airlines and eighteen other companies in the hotel/leisure, transportation/distribution, machinery/aerospace/defense and retail industries. We selected these industries because we believe it is important

that our peer group have business characteristics that are similar to Delta's, including revenue size, market capitalization, number of employees, operating margin and global presence. In order to retain and attract the talent we need, Delta must compete with these types of companies, and if the peer group was limited to the airline industry, we would have to include companies that are a fraction of the size and scope of Delta. The Personnel & Compensation Committee, in consultation with the compensation consultant and company management, reviews and considers changes to the composition of our peer group annually. There were no changes to the peer group in 2021. The companies in our peer group are:

Airlines:	American Airlines Group Inc.	Southwest Airlines Co.	United Airlines Holdings, Inc.
Hotel/Leisure:	Carnival Corporation & plc	Marriott International, Inc.	
Transportation/ Distribution:	The Coca-Cola Company FedEx Corporation Norfolk Southern Corporation	PepsiCo, Inc. Sysco Corporation	Union Pacific Corporation United Parcel Service, Inc.
Machinery/ Aerospace/Defense:	The Boeing Company Honeywell International Inc.	L3Harris Technologies Inc. Textron Inc.	Raytheon Technologies Corporation
Retail:	Best Buy Co., Inc. The Home Depot, Inc.	Lowe's Companies, Inc.	Target Corporation

Peer Group	Revenue ($)[1]	Market Capitalization ($)[2]	International Operations as Percentage of Revenue (%)[3]
75th Percentile	79,474	161,960	40
Median	38,655	72,446	24
25th Percentile	17,814	25,358	8
DELTA AIR LINES	**29,899**	**24,925**	**19**

Source: Standard & Poor's Capital IQ

(1) Last 12 months from most recent quarter ended on or before December 31, 2021. In millions.
(2) As of December 31, 2021. In millions.
(3) As of the most recent fiscal year-end

Elements of Compensation

Compensation elements for our executive officers include:

Type	Component	Objective
Fixed Compensation	Base Salary	› Provides a fixed amount of compensation for performing day-to-day functions based on level of responsibility, experience and individual performance
Performance-Based Compensation	Annual Incentive Plan	› Rewards short-term financial and operational performance on an absolute and relative basis using pre-established performance criteria that support Delta's short-term business goals
	Long-Term Incentive Program	› Motivates management employees by linking incentives to our multi-year financial and customer service-related goals and rewarding long-term value creation measured by our stock price and free cash flow › Aligns with interests of shareholders, facilitates executive officer stock ownership and encourages retention of our management employees
Benefits	Health, Welfare and Retirement Benefit Plans	› Helps attract and retain highly qualified executives through a variety of employee benefits that demonstrates Delta's overall commitment to the health and financial wellness of our employees

Delta does not have a specific compensation target for each element of compensation. As shown in the compensation mix charts on page 27, at-risk compensation is the largest portion of the total compensation opportunity for the Chief Executive Officer and the other named executive officers. The Personnel & Compensation Committee believes this is the appropriate approach for aligning the interests of the named executive officers and shareholders.

The Personnel & Compensation Committee considers a number of factors, including competitive market data, internal equity, role and responsibilities, business and industry conditions, management succession planning and individual experience and performance in determining executive compensation. When making specific compensation decisions, the Personnel & Compensation Committee also reviews compensation "tally sheets" prepared by the compensation consultant. The tally sheets detail the total compensation and benefits for each executive officer, including the compensation and benefits the officer would receive under hypothetical termination of employment scenarios.

Performance Measure Selection

Consistent with our executive compensation philosophy, the Personnel & Compensation Committee selects performance measures to support our Flight Plan and to closely align the interests of the named executive officers with the interests of our key stakeholders. Recognizing that the performance measures used under our annual and long-term incentive plans may need to change over time to reflect evolving priorities, the Personnel & Compensation Committee, together with company management and the compensation consultant, evaluates the performance measures used in our incentive plans each year to ensure they remain consistent with Delta's long-term strategic plan and our annual Flight Plan goals.

Without our traditional Flight Plan for 2021, the Personnel & Compensation Committee approached its performance measure evaluation with a focus on recovery and further strengthening Delta's competitive advantages, with the objective of:

› Utilizing absolute and relative performance measures to ensure Delta's industry leadership operationally and financially

› Building on the customer service and safety initiatives instituted during the pandemic to drive relative premium revenue

› Encouraging sustainable revenue generation that enables disciplined investment and balance sheet restoration

The Personnel & Compensation Committee believed that whether the motivation is to rebuild the airline to pre-pandemic levels or exceed record profit levels, the performance measures established in prior years continue to be the best indicators of Delta's success and align the interests of the named executive officers with our employees, customers and shareholders. Accordingly, the Personnel & Compensation Committee decided not to introduce any new performance measures under our annual and long-term incentive plans for 2021. Rather, it reduced the total number of performance measures under both plans and retained those that (1) met the Committee's objectives, (2) directed the named executive officers' focus on driving financial recovery and maintaining operational excellence and (3) were less affected by volatile external factors.

In determining the appropriate performance measures for the 2021 incentive plans, the Personnel & Compensation Committee excluded those that would better measure the company's performance once the airline returned to profitability and generated sustained operating cash flows. This resulted in the removal of pre-tax income margin (measured against an airline peer group) under the annual incentive plan and return on invested capital under the long-term incentive program. In addition, the total shareholder return modifier (relative to all other S&P 500 companies) in the long-term incentive program was

removed to address the disproportionate impact the pandemic has had on various industries included in the S&P 500. The Personnel & Compensation Committee believed that superior performance in the retained performance measures should ultimately produce sustainable long-term shareholder returns.

In setting the annual and long-term performance goals for each performance measure, the Personnel & Compensation Committee has traditionally reviewed our business plans and considered other factors, including our past variance to targeted performance, our historical performance, economic and industry conditions and the performance of other airlines. Due to the continued economic uncertainty and lack of forward visibility on the duration and impact of the pandemic on our business, the Personnel & Compensation Committee established two separate performance periods (utilizing the same performance measures) for both the annual and long-term incentive plans. Further, for the same reasons, the Committee implemented target ranges for the majority of the performance measures. This allowed the Personnel & Compensation Committee to better set challenging, but achievable goals (including some that are realizable only as a result of exceptional performance) that focus the named executive officers on the company's short- and long-term objectives.

Annual Incentive Plan

Performance Measure	Description
Financial Performance — Pre-Tax Income	› Closely aligned with the business plan targets presented to the Board of Directors as part of Delta's operating plan › Also serves as the measure used under the Profit Sharing Program, thereby aligning the interests of Delta management with our people
Operational Performance — Delta and Delta Connection	› Based on the broad-based Shared Rewards Program's on-time arrival, baggage handling, flight completion and net promoter score goals, as well as on-time arrival and flight completion goals for our Delta Connection carriers › Satisfaction of these measures are determined based on achievement of either internal goals or first place performance relative to airline peers (other than net promoter scores)

Long-Term Incentive Program

Performance Measure	Description
Total Revenue per Available Seat Mile (TRASM)	› A unit revenue measure comprised of passenger revenue, revenue from our ancillary businesses and other revenue sources › Encourages focus on achieving top-line revenue growth while emphasizing disciplined capacity growth
Customer Service Performance	› Based on Delta's net promoter scores, this measure further emphasizes the importance of earning and maintaining customer preference and loyalty › Due to the level of global travel restrictions that continue to impact international travel, this measure was limited to Delta's domestic net promoter scores
Free Cash Flow	› Encourages focus on long-term revenue and margin growth and is a measure of our business resilience

Base Salary

The base salaries of our Chief Executive Officer and our other named executive officers remain below the median of the peer group for their respective positions.

In 2020, our named executive officers each agreed to temporarily reduce their base salaries for nine months beginning April 1 (100%

reduction for Mr. Bastian and 50% for Mr. Hauenstein and Mr. Carter). Effective January 1, 2021, their base salaries were reinstated to 2020 levels with none of our named executive officers receiving a salary increase in 2021.



Annual Incentive

The 2021 Management Incentive Plan (2021 MIP) links pay and performance by providing management employees with a compensation opportunity based on Delta's achievement of short-term business goals in 2021. The 2021 MIP also aligns the interests of Delta management and employees by using metrics that are consistent with the goals that drive payouts under Delta's Profit Sharing and Shared Rewards Programs.

Typically, payments under the 2021 MIP are provided in cash. However, to provide further alignment between our executive officers and our people, the executive officers' 2021 MIP awards are subject to the following conditions if there is no Profit Sharing Program payout to employees for the year:

› The actual MIP award, if any, will be capped at the target award opportunity, even if Delta's performance for operational and relative financial goals exceeds the target level.

› Any awards earned by executive officers will be made in restricted stock that will not vest until there is a payment under the Profit Sharing Program or under certain termination of employment scenarios.

The 2021 MIP was divided into two separate six-month performance periods, with each period accounting for 50% of the total 2021 MIP award opportunity. The following chart shows the performance measures for the named executive officers under the 2021 MIP and the actual performance for each measure for 2021.

PERFORMANCE LEVELS

Performance Measure	Performance Measure Weighting	Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (150% of Target Payout)	Actual	Percentage of Target Achieved[1]
First Half 2021 — Second Quarter 2021 Profitability						
Delta's 2Q 2021 Pre-tax income[2]	25%	($400 million)	($200 million) – $200 million	$400 million	($881 million)	0%
First Half 2021 — Operational	25%					
Number of monthly goals met under Shared Rewards Program	75%	10	14	17 or more	17	28.125%
Number of monthly goals met by Delta Connection Carriers	25%	4	7	9 or more	12	9.375%
Second Half 2021 — Second Half 2021 Profitability						
Delta's 2H 2021 Pre-tax income[2]	25%	($700 million)	($200 million) – $800 million	$1.3 billion	$386 million	25%
Second Half 2021 — Operational	25%					
Number of monthly goals met under Shared Rewards Program	75%	11	14	17 or more	15	21.875%
Number of monthly goals met by Delta Connection Carriers	25%	5	7	10 or more	11	9.375%
Total Percentage of Target Award Achieved						93.75%

(1) This column reflects the percentage of the target award achieved after application of the performance measure weightings applicable to the named executive officers.

(2) "Pre-tax income" as defined in Delta's broad-based Profit Sharing Program, means Delta's annual consolidated pre-tax income calculated in accordance with GAAP and as reported in Delta's SEC filings, but excluding (a) asset write downs related to long-term assets; (b) gains or losses with respect to special, unusual, or nonrecurring items; and (c) expense accrued with respect to any employee profit sharing plan, program or similar arrangement.

The target award opportunities under the 2021 MIP are expressed as a percentage of each participant's base salary earned during the year, other than Mr. Janki, whose 2021 MIP award was based on his annualized base salary. The Personnel & Compensation Committee determined the target award opportunities taking into consideration the peer group comparison, the Chief Executive Officer's recommendations for executive officers other than himself and input from the compensation consultant. The 2020 target award opportunities were maintained for Mr. Bastian, Mr. Hauenstein and Mr. Carter in 2021. The target cash compensation opportunities (base salary and MIP) for our named executive officers are in alignment with the peer group median.

Summarized in the table below are the 2021 MIP awards earned by each named executive officer. Because there was a payout under the Profit Sharing Program for 2021, payments under the 2021 MIP were made in cash.

Named Executive Officer	Base Salary*	Target Award (as % of base salary)	Target Award	Percentage of Target Award Earned	Total 2021 MIP Award
Mr. Bastian	$ 950,000	200%	$ 1,900,000	93.75%	$ 1,781,250
Mr. Hauenstein	$ 700,000	175%	$ 1,225,000	93.75%	$ 1,148,438
Mr. Bellemare	$ 609,375	150%	$ 914,063	93.75%	$ 856,934
Mr. Carter	$ 550,000	150%	$ 825,000	93.75%	$ 773,438
Mr. Janki	$ 650,000	175%	$ 1,137,500	93.75%	$ 1,066,406

* Reflects base salary earned during 2021, except for Mr. Janki, whose 2021 MIP award was based on his annualized base salary

Long-Term Incentives

2021 Long-Term Incentive Program

The 2021 Long-Term Incentive Program (2021 LTIP) links pay and performance by providing management employees with a compensation opportunity that aligns the interests of management and shareholders, with a large portion contingent upon Delta's financial, customer service and stock price performance over a three-year period. The performance measures and goals are the same for the Chief Executive Officer, the other named executive officers and all other participants in this program.

The 2021 LTIP target awards are the largest component of each executive officer's compensation opportunity. The Personnel & Compensation Committee determined the target award opportunities so each participant's total direct compensation opportunity is competitive with the peer group. The 2020 target award levels for the named executive officers were maintained, except for Mr. Carter. Mr. Carter's target award opportunity under the 2021 LTIP was increased to recognize his significant contributions in implementing the company's strategic initiatives.

Under the 2021 LTIP, Mr. Bastian and Mr. Hauenstein received an award opportunity consisting of 34% performance awards, 33% restricted stock and 33% stock options, Mr. Carter received 25% performance awards, 58% restricted stock and 17% stock options, and the remaining named executive officers received 38% performance awards, 37% restricted stock and 25% stock options. These award allocations were selected to balance the incentive opportunity between Delta's financial performance relative to other airlines, internal company performance and stock price performance. This mix and the other terms of the 2021 LTIP are intended to balance the performance and retention incentives with the volatility of airline stocks.

Performance Awards

Performance awards are long-term incentive opportunities payable in cash. Performance during the award's three-year performance period is measured over the following two separate periods: (1) January 1, 2021 – December 31, 2021 and (2) January 1, 2022 – December 31, 2023. One-third of the named executive officer's target performance award is allocated to the first performance period and the remaining two-thirds is allocated to the second performance period. Any payouts under this award, including amounts earned under the first performance period in 2021, will occur in 2024.

The following chart shows the three performance measures for the named executive officers for the first performance period and the actual performance for each measure in 2021.

YEAR 1 OF 2021 LTIP



Performance Measure	Performance Measure Weighting	PERFORMANCE LEVELS			Percentage of Target Achieved[1]
		Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	
Total Revenue per Available Seat Mile (TRASM) performance relative to the Industry Group's TRASM performance[1]					
	33%	105%	Actual: 118.1% / 112% – 120%	130%	33.34%
Customer Service Performance (Net Promoter Score)		Domestic			
	33%	56	Actual: 57.3 / 60 – 66	70	22.08%
Free Cash Flow					
	33%	($3.0 billion)	Actual: ($2.0 billion) / ($2.0 billion) – ($1.0 billion)	$0	33.33%
Total Percentage of Target Award Achieved					88.75%

(1) For purposes of the 2021 LTIP, the Industry Group consists of: Alaska Airlines, American Airlines, JetBlue Airways, Southwest Airlines and United Airlines.

In February 2022, the Personnel & Compensation Committee approved the performance measures for the second performance period. The following chart shows the range of potential payments of the performance awards based on the 2021 LTIP's three performance measures over the second performance period.

YEARS 2-3 OF 2021 LTIP



Performance Measure	Performance Measure Weighting	PERFORMANCE LEVELS		
		Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)
Total Revenue per Available Seat Mile (TRASM) performance relative to the Industry Group's TRASM performance[1]				
	33%	108%	110% – 113%	114%
Customer Service Performance (Net Promoter Score)		Domestic		
	33%	48	51 – 53	55
Cumulative Free Cash Flow				
	33%	($2.0 billion)	($1.0 billion) – $1.0 billion	$1.5 billion

(1) For purposes of the 2021 LTIP, the Industry Group consists of: Alaska Airlines, American Airlines, JetBlue Airways, Southwest Airlines and United Airlines.

Restricted Stock

The 2021 LTIP provides that restricted stock will vest in three installments, as follows: 50% on February 1, 2022 and 25% on each of February 1, 2023 and February 1, 2024, subject to forfeiture in certain circumstances. Because these awards were granted while Delta is restricted from paying dividends under the CARES Act, they are not eligible for dividends, even if dividends are later paid while these awards remain unvested. The value of an individual's restricted stock award will depend on the price of Delta stock when the award vests.



Stock Options

The 2021 LTIP provides that stock options will vest in three equal installments on February 1, 2022, February 1, 2023 and February 1, 2024.

For additional information about the vesting and possible forfeiture of the 2021 LTIP awards, see "Post-Employment Compensation—Potential Post-Employment Benefits upon Termination or Change in Control—Long-Term Incentive Programs" on page 47.

The 2019 Long-Term Incentive Program Payouts

In 2019, the Personnel & Compensation Committee granted Mr. Bastian, Mr. Hauenstein and Mr. Carter performance awards under the 2019 Long-Term Incentive Program (2019 LTIP). We reported these award opportunities in our 2020 proxy statement.

The performance awards were denominated in cash but paid in shares of Delta stock to the named executive officers. The payout of these award opportunities is based on the total revenue per available seat mile (TRASM) relative to the performance of an industry peer group, Delta's customer service performance, return on invested capital and total shareholder return relative to all other S&P 500 companies over the three-year performance period ended December 31, 2021.

Summarized in the chart below are the performance results certified by the Personnel & Compensation Committee for the performance awards under the 2019 LTIP and the resulting percentage of target award opportunity earned:

2019 LTIP PAYOUT

Performance Measure	Performance Measure Weighting	Performance Levels: Threshold (50% Payout)	Performance Levels: Target (100% Payout)	Performance Levels: Maximum (200% Payout)	Actual	Percentage of Target Achieved[1]
Total Revenue per Available Seat Mile	25%	108.0%	110.0%	112.0%	117.1%	50.00%
Customer Service Performance (Net Promoter Score)	25%					
Domestic	12.5%	+0.0 percentage points	+1.5 percentage points	+2.5 percentage points or higher	+11.2	25.00%
Trans-Atlantic	6.25%	+0.0 percentage points	+1.5 percentage points	+2.5 percentage points or higher	+6.9	12.50%
Trans-Pacific	3.125%	+0.0 percentage points	+2.0 percentage points	+3.5 percentage points or higher	+13.9	6.25%
Latin America	3.125%	+0.0 percentage points	+1.5 percentage points	+2.5 percentage points or higher	+8.7	6.25%
Return on Invested Capital	25%	11.0%	13.0%	15.0% or higher	-0.9%	0%
Relative Total Shareholder Return	25%	25th percentile	50th percentile	75th percentile or higher	2nd percentile	0%
Total Percentage of Target Award Achieved						100.00%

(1) This column reflects the percentage of the target award earned after application of the performance measure weightings.

The 2020 Long-Term Incentive Program - Performance Stock Options

In 2020, the Personnel & Compensation Committee granted Mr. Bastian, Mr. Hauenstein and Mr. Carter performance stock options under the 2020 Long-Term Incentive Program (2020 LTIP). We reported these award opportunities in our 2021 proxy statement.

Under the 2020 LTIP, the performance stock options will become exercisable based on a time-based vesting schedule subject to employees receiving a payout under the Profit Sharing Program

for 2020 or 2021. There was no profit sharing payment made for 2020 and the performance stock options remained unvested.

Because our people received a payout under the Profit Sharing Program for 2021, two-thirds of the applicable named executive officers' performance stock options vested and became exercisable on February 9, 2022 (the date on which the Personnel & Compensation Committee certified the performance measure was satisfied) and the remaining one-third will vest on February 1, 2023.

Sign-On Awards

In connection with the hiring of Mr. Bellemare and Mr. Janki, each were provided with a one-time cash signing bonus and initial equity award consisting of time-based restricted stock to replace forfeited opportunities and as an inducement to join Delta. These sign-on awards were an important part of their total

compensation package, which was essential to the successful recruitment of these individuals. The awards set forth below were paid or granted shortly following the commencement of their employment.

Named Executive Officer	Sign-On Bonus[1]	Initial Equity Award[2]
Mr. Bellemare	$1,000,000	$3,000,000
Mr. Janki	$1,500,000	$4,500,000

(1) The sign-on bonus is subject to the following repayment conditions: if the executive's employment is terminated by Delta for cause or by the executive without good reason (a) on or before the first anniversary of the applicable hire date, he will repay the entire after-tax portion of the signing bonus or (b) after the first anniversary but before the second anniversary of the hire date, he will repay the after-tax portion of one-half of the signing bonus.

(2) The initial equity awards will vest in equal installments on the first, second and third anniversaries of the executive's hire date, subject generally to the executive's continued employment. For additional information about the possible forfeiture of these initial equity awards, see "Post-Employment Compensation—Potential Post-Employment Benefits upon Termination or Change in Control—Long-Term Incentive Programs" on page 47.

Benefits

Our named executive officers participate in the same ongoing retirement plans as our frontline employees, including a defined contribution plan and, for certain officers, a frozen defined benefit pension plan. We do not provide any supplemental executive retirement plans or deferred compensation plans. The named executive officers also receive the same health and welfare benefits provided to all Delta employees, except for basic life insurance coverage, which all other employees receive and our officers do not. In addition, Delta requires officers to regularly complete a comprehensive physical examination. Delta pays the cost of this examination. Every domestic full-time Delta employee is eligible

for a free physical under the company's health plans. Other than eligibility for flight benefits (for the executive officer, immediate family members and other designees and, in certain circumstances, the executive officer's surviving spouse), Delta provides no perquisites to any of our officers. Delta provides certain flight benefits to all employees and eligible retirees and survivors. These benefits are a low-cost, highly valued tool for attracting and retaining talent and are consistent with industry practice. See the Summary Compensation Table and the related footnotes beginning on page 38 for information regarding benefits received in 2021 by the named executive officers.

Risk Assessment

The Personnel & Compensation Committee requested its consultant, FW Cook conduct a risk assessment of Delta's executive compensation program. Based on this review, FW Cook determined that the executive compensation program does not encourage unnecessary risk-taking, and the Personnel & Compensation Committee and company management agree with this assessment. The Personnel & Compensation Committee notes the executive compensation program includes: (1) a

compensation clawback policy for officers; (2) stock ownership and retention guidelines for executive officers; (3) incentive compensation capped at specified levels; (4) an emphasis on longer-term compensation; (5) use of multiple performance measures, both annual and long-term; and (6) an anti-hedging and anti-pledging policy for all employees. These features are designed to align the interests of executives with preserving and enhancing shareholder value.

Executive Compensation Policies

The Personnel & Compensation Committee monitors the continuing dialogue among corporate governance experts, securities regulators and related parties regarding best practices for executive compensation. Delta's executive compensation policies, described below, are consistent with our executive compensation philosophy, align with shareholder interests and foster responsible behavior.

Clawback Policy

The compensation clawback policy holds officers accountable in the event of wrongful conduct. Under this policy, if the Personnel & Compensation Committee determines an officer has engaged in fraud or misconduct that requires a restatement of Delta's financial statements, the Personnel & Compensation Committee may recover all incentive compensation awarded to or earned by the officer for fiscal periods materially affected by the restatement. For this purpose, incentive compensation includes annual and long-term incentive awards and all forms of equity compensation.

Stock Ownership Guidelines

Under Delta's rigorous stock ownership guidelines, executive officers are required to own a substantial number of shares of Delta stock as indicated in the following table:

	Shares Equal to a Multiple of Base Salary	OR	Shares
Chief Executive Officer	8x		400,000
President	6x		200,000
Executive Vice Presidents	4x		150,000

Executive officers must achieve the applicable ownership level within five years of the date they become subject to the guidelines.

Each executive officer must hold at least 50% of all net shares received through restricted stock vesting or realized through stock option exercises until the applicable stock ownership guideline is achieved. For this purpose, "net shares" means all shares retained after applicable withholding of any shares for tax purposes. Stock ownership does not include shares an executive officer has the right to acquire through the exercise of stock options. The stock ownership of our executive officers is measured based on the three-month average of the closing price of Delta stock on the NYSE. As of December 31, 2021, all of our named executive officers exceeded their required stock ownership levels.

Equity Award Grant Policy

Delta's equity award grant policy provides objective, standardized criteria for the timing, practices and procedures used in granting equity awards. Under this policy, the Personnel & Compensation Committee will consider approval of annual equity awards for management employees in the first quarter of the calendar year. Once approved, the grant date of these awards will be the later of (1) the date the Personnel & Compensation Committee approves the awards and (2) the third business day following the date on which Delta publicly announces its financial results for the most recently completed fiscal year. Equity awards for new hires, promotions or other off-cycle grants may be approved as appropriate and, once approved, these awards will be made on the later of (1) the date on which the grant is approved and (2) the third business day following the date on which Delta publicly announces its quarterly or annual financial results if this date is in the same month as the grant.

Anti-Hedging and Anti-Pledging Policy

Under Delta's insider trading policy, employees and Board members are prohibited from engaging in transactions in Delta securities involving publicly traded options, short sales and hedging transactions because they may create the appearance of unlawful insider trading and, in certain circumstances, present a conflict of interest. In addition, employees and Board members are prohibited from holding Delta securities in a margin account or otherwise pledging Delta securities as collateral for a loan.

Compensation for Mr. Bastian

The Personnel & Compensation Committee evaluates Mr. Bastian's performance and makes compensation decisions based on his delivery of the Flight Plan and his progress toward meeting Delta's long-term business strategies. Mr. Bastian led Delta through a year that rivaled the challenges of 2020. The company began 2021 focused on transitioning the airline toward recovery, prioritizing safety, reliability and customer experience. Even with the headwinds of new virus variants and frequently changing travel restrictions, under Mr. Bastian's leadership, Delta ended 2021 profitable for the second half, delivering industry-leading operational performance and achieving levels of customer satisfaction that exceeded 2019 levels.

While recognizing his exceptional achievements in 2021, the Personnel & Compensation Committee made no changes to Mr. Bastian's compensation in 2021. In accordance with our executive compensation philosophy and to continue the alignment of the interests of Mr. Bastian and our shareholders, the vast majority of Mr. Bastian's compensation opportunity continues to be at risk and dependent on company and stock price performance.

See the Summary Compensation Table and the related footnotes beginning on page 38 for additional information about Mr. Bastian's compensation.

Post-Employment Compensation

Our executive officers do not have employment contracts, supplemental executive retirement plans, deferred compensation plans or change in control agreements. They are eligible to receive certain benefits in the event of specified terminations of employment, including as a consequence of a change in control. The Personnel & Compensation Committee believes these provisions strengthen the alignment of the executives'

compensation with future company performance. The severance benefits and the forfeiture provisions under our long-term incentive programs for the named executive officers are described in "Post-Employment Compensation—Potential Post-Employment Benefits upon Termination or Change in Control" beginning on page 46.

Tax and Accounting Impact and Policy

The financial and tax consequences to Delta of the executive compensation program are important considerations for the Personnel & Compensation Committee when analyzing the overall design and mix of compensation. The Personnel & Compensation Committee seeks to balance an effective compensation program with an appropriate impact on reported earnings and other financial measures.

Internal Revenue Code Section 162(m) limits deductions for certain compensation to any covered executive to $1 million per

year, including performance-based compensation. The inclusion of performance-based awards in the annual limit has not altered the Personnel & Compensation Committee's commitment in this area because pay for performance is a foundational principle of our executive compensation philosophy.

Equity awards granted under our executive compensation program are expensed in accordance with Statement of Financial Accounting Standards Codification Topic 718, Stock Compensation.

Compensation Committee Report

The Personnel & Compensation Committee has reviewed and discussed with Delta management the Compensation Discussion and Analysis and, based on such review and discussion, the Personnel & Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

THE PERSONNEL & COMPENSATION COMMITTEE

Sergio A. L. Rial, *Chair*
Francis S. Blake
Jeanne P. Jackson
George N. Mattson
David S. Taylor (member of the Personnel & Compensation Committee until April 20, 2022)
Kathy N. Waller

Executive Compensation Tables

The table below contains information about the compensation of the following named executive officers during 2021: (1) Mr. Bastian, Delta's principal executive officer; (2) Mr. Janki, Delta's principal financial officer effective July 19, 2021; (3) Mr. Hauenstein, Mr. Bellemare and Mr. Carter, who were Delta's three other most highly compensated executive officers on December 31, 2021; and (4) Mr. Carroll and Mr. Chase, who served as Delta's principal financial officers until July 18, 2021.

Summary Compensation Table

Name	Year	Salary ($)	Bonus ($)	Signing Bonus ($)	Stock Awards ($)[1][2]	Option Awards ($)[1][3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)[7]
Edward H. Bastian Chief Executive Officer	2021	950,000	-	-	4,125,186	4,125,062	3,038,542	0	121,630	12,360,420
	2020	237,500	-	-	8,375,245	4,125,054	-	17,726	378,487	13,134,012
	2019	945,833	-	-	8,375,463	4,125,096	3,516,987	33,393	328,606	17,325,379
Glen W. Hauenstein President	2021	700,000	-	-	2,227,680	2,227,583	1,827,375	-	77,212	7,059,850
	2020	437,500	-	-	4,522,809	2,227,547	-	-	267,253	7,455,109
	2019	700,000	-	-	4,522,932	2,227,509	2,227,520	-	239,872	9,967,833
Alain M. Bellemare[8] Executive Vice President & President - International	2021	609,375	-	1,000,000	4,665,548	1,125,032	1,362,809	-	56,755	8,819,519
Peter W. Carter Executive Vice President & Chief Legal Officer	2021	550,000	-	-	2,697,084	775,092	1,121,929	-	74,932	5,219,037
	2020	343,750	-	-	2,325,177	775,037	-	-	174,086	3,618,050
	2019	550,000	-	-	2,350,193	700,056	1,278,200	-	159,010	5,037,459
Daniel C. Janki[8] Executive Vice President & Chief Financial Officer	2021	307,765	-	1,500,000	6,114,459	1,125,120	1,572,281	-	32,776	10,652,401
William C. Carroll[9] Senior Vice President & Interim Co-Chief Financial Officer	2021	475,000	875,000	-	420,077	150,092	485,833	-	70,475	2,476,477
	2020	296,875	-	-	850,475	150,079	-	-	114,539	1,411,968
Garrett L. Chase[9] Senior Vice President & Interim Co-Chief Financial Officer	2021	479,167	875,000	-	420,077	150,092	488,979	-	52,326	2,465,641
	2020	281,250	-	-	850,475	150,079	-	-	87,942	1,369,746

(1) The amounts in the "Stock Awards" and "Option Awards" columns do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the aggregate fair value of awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (FASB ASC Topic 718) on the applicable grant date or, if earlier, the service inception date. The reported amounts do not reflect the risk the stock and option awards may be forfeited in certain circumstances.

The reported amounts for 2021, 2020 and 2019 in the "Stock Awards" and "Option Awards" columns, as applicable, primarily reflect award opportunities under Delta's long-term incentive programs. For additional information, see footnotes 2 and 3 below.

(2) The 2021 Long-Term Incentive Program (2021 LTIP) provides our executive officers with a long-term incentive opportunity consisting of cash-settled performance awards with separate performance periods, restricted stock and stock options. See "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" on page 32 for details about the 2021 LTIP.

The reported amounts for 2021 in the "Stock Awards" column include the fair value of the restricted stock under the 2021 LTIP, computed in accordance with FASB ASC Topic 718 based on the closing price of Delta common stock on February 3, 2021, the date the 2021 LTIP awards became effective for the named executive officers other than Mr. Janki. In addition, for Mr. Bellemare and Mr. Janki, the reported amounts include the fair value of restricted stock awards, computed in accordance with FASB ASC Topic 718 based on the closing stock price of Delta common stock on January 25, 2021, and July 19, 2021, respectively, the dates such awards, including Mr. Janki's 2021 LTIP award, became effective.

See footnotes 3, 4 and 8 for additional information regarding, respectively, the stock options, performance awards and Mr. Bellemare's and Mr. Janki's restricted stock awards.

(3) We determined the grant date fair value of stock options under an option pricing model using the following assumptions for all named executive officers other than Mr. Janki: (i) a 0.50% risk-free interest rate, (ii) a 47% expected volatility of common stock, (iii) a 0.0% expected dividend yield and (iv) a 5.2 year expected life. The following assumptions were used for Mr. Janki's stock option award: (i) a 0.73% risk-free interest rate, (ii) a 44% expected volatility of common stock, (iii) a 0.0% expected dividend yield and (iv) a 5.2 year expected life.

(4) The reported amounts include awards earned under the 2021 Management Incentive Plan (MIP), which provides our executive officers with an annual incentive opportunity based on the achievement of pre-established performance measures. See "Compensation Discussion and Analysis—Elements of Compensation—Annual Incentive" on page 31 for details about the 2021 MIP. In addition, for 2021, this column includes amounts earned under the portion of the performance awards granted to our executive officers under the 2021 LTIP attributable to performance for the period January 1, 2021 – December 31, 2021.

(5) The reported amount for 2021 reflect the aggregate change in the actuarial present value for Mr. Bastian's accumulated benefits under the frozen Delta Retirement Plan measured from December 31, 2020 to December 31, 2021. For this period, the actuarial present value of the accumulated benefits decreased by $23,154. The other named executive officers are not participants in this plan. See "Post-Employment Compensation—Defined Benefit Pension Benefits" on page 45 for a description of this plan, including its eligibility requirements.

(6) The reported amounts of all other compensation for 2021 include the following items:

Name	Contributions to Qualified Defined Contribution Plan ($)[a]	Payment due to IRS limits to Qualified Plan ($)[b]	Reimbursement of Taxes ($)[c]	Perquisites and Other Benefits ($)[d]
Edward H. Bastian	26,100	59,400	21,541	14,589
Glen W. Hauenstein	26,100	36,900	14,212	
Alain M. Bellemare	20,413	28,744	7,599	
Peter W. Carter	26,100	23,400	8,921	16,511
Daniel C. Janki	25,509	1,599	5,668	
William C. Carroll	26,100	16,650	14,664	13,061
Garrett L. Chase	26,100	17,025	9,201	

(a) Represents Delta's contributions to the Delta 401(k) Retirement Plan, a broad-based tax qualified defined contribution plan, based on the same fixed and matching contribution formula applicable to all participants in this plan.

(b) Represents amounts paid directly to the named executive officer that Delta would have contributed to the officer's account under the Delta 401(k) Retirement Plan absent limits applicable to such plans under the Internal Revenue Code. These payments are based on the same fixed and matching contribution formula applicable to all participants in this plan and are available to any plan participant affected by such limits.

(c) Represents tax reimbursements for flight benefits as described below.

(d) The amounts consist of an annual physical examination for officers and flight benefits as described below. Mr. Hauenstein, Mr. Bellemare, Mr. Janki and Mr. Chase did not receive perquisites or other personal benefits with a total incremental cost of $10,000 or more, the threshold for reporting under SEC rules. From time to time, the named executive officers attend events sponsored by Delta at no incremental cost to Delta.

As is common in the airline industry, Delta provides complimentary travel and certain Delta Sky Club® privileges for named executive officers; the officer's spouse, domestic partner or designated companion; the officer's children and parents; and, to a limited extent, other persons designated by the officer. Complimentary travel for such other persons is limited to an aggregate imputed value of $35,000 per year for the Chief Executive Officer and President, $15,000 per year for Executive Vice Presidents and $12,500 per year for Senior Vice Presidents. Delta reimburses the officer for associated taxes on complimentary travel with an imputed tax value of up to $40,000 per year for the Chief Executive Officer and President, $20,000 per year for Executive Vice Presidents and $17,500 per year for Senior Vice Presidents. Unused portions of the annual allowances described in the previous two sentences accumulate and may be carried into succeeding years during employment. Complimentary travel is provided to the surviving spouse or domestic partner of eligible officers after the eligible officer's death. Delta will not reimburse surviving spouses or domestic partners for associated taxes on complimentary travel under the survivor travel benefit. Delta's incremental cost of providing flight benefits includes incremental fuel expense and the incremental cost on a flight segment basis for customer service expenses such as meals, onboard expenses, baggage handling, insurance, airport security and aircraft cleaning.

(7) As required by SEC rules, the amount in the "Total" column for each named executive officer represents the sum of the amounts in all the other columns. As discussed in footnote (1) above, the amounts in the "Stock Awards" and "Option Awards" columns do not represent amounts the named executive officers received or are entitled to receive. Rather, these amounts represent the aggregate fair value of awards computed in accordance with FASB ASC Topic 718 on the applicable grant date or, if earlier, the service inception date. The amounts do not reflect the risk the awards may be forfeited in certain circumstances.

(8) Mr. Bellemare joined Delta as its Executive Vice President & President - International on January 25, 2021. Mr. Janki joined Delta on July 12, 2021, and was appointed its Chief Financial Officer on July 19, 2021. Their compensation for 2021 includes a one-time cash signing bonus and a restricted stock grant paid in connection with the executive's hiring. See "Compensation Discussion and Analysis—Elements of Compensation—Sign-On Awards" on page 35 for details about these awards, including repayment and forfeiture provisions associated with certain terminations of employment.

(9) Mr. Carroll and Mr. Chase served as Delta's Interim Co-Chief Financial Officers from November 16, 2020 until July 18, 2021, and were not named executive officers in 2019. Their cash compensation includes a bonus paid in recognition of their service as Delta's Interim Co-Chief Financial Officers.

Grants of Plan-Based Awards Table

The following table provides information about annual and long-term award opportunities granted to the named executive officers during 2021 under the 2021 MIP and the 2021 LTIP and, in addition for Mr. Bellemare and Mr. Janki, a restricted stock award under the Delta Air Lines, Inc. Performance Compensation Plan. These award opportunities are described in the "Compensation Discussion and Analysis" section of this proxy statement under "Elements of Compensation—Annual Incentive" and "Elements of Compensation—Long-Term Incentives" beginning on page 31.

Name/Type of Award	Grant Date[1]	Date of Personnel & Compensation Committee or Board Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2][3]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)[6]	Grant Date Fair Value of Stock and Option Awards ($)[7]
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Edward H. Bastian												
2021 MIP	1/1/2021	12/15/2020	950,000	1,900,000	2,850,000							
2021 LTIP - Performance Award	2/3/2021	2/3/2021	2,125,000	4,250,000	8,500,000							
2021 LTIP - Restricted Stock	2/3/2021	2/3/2021							103,700			4,125,186
2021 LTIP - Stock Options	2/3/2021	2/3/2021								249,550	39.78	4,125,062
Glen W. Hauenstein												
2021 MIP	1/1/2021	12/15/2020	612,500	1,225,000	1,837,500							
2021 LTIP - Performance Award	2/3/2021	2/3/2021	1,147,500	2,295,000	4,590,000							
2021 LTIP - Restricted Stock	2/3/2021	2/3/2021							56,000			2,227,680
2021 LTIP - Stock Options	2/3/2021	2/3/2021								134,760	39.78	2,227,583
Alain M. Bellemare												
2021 MIP	1/25/2021	12/15/2020	457,032	914,063	1,371,095							
2021 Restricted Stock	1/25/2021	1/19/2021							77,130			3,000,357
2021 LTIP - Performance Award	2/3/2021	2/3/2021	855,000	1,710,000	3,420,000							
2021 LTIP - Restricted Stock	2/3/2021	2/3/2021							41,860			1,665,191
2021 LTIP - Stock Options	2/3/2021	2/3/2021								68,060	39.78	1,125,032
Peter W. Carter												
2021 MIP	1/1/2021	12/15/2020	412,500	825,000	1,237,500							
2021 LTIP - Performance Award	2/3/2021	2/3/2021	589,000	1,178,000	2,356,000							
2021 LTIP - Restricted Stock	2/3/2021	2/3/2021							67,800			2,697,084
2021 LTIP - Stock Options	2/3/2021	2/3/2021								46,890	39.78	775,092
Daniel C. Janki												
2021 MIP	7/19/2021	12/15/2020	487,500	975,000	1,462,500							
2021 Restricted Stock	7/19/2021	6/16/2021							116,710			4,500,338
2021 LTIP - Performance Award	7/19/2021	6/16/2021	855,000	1,710,000	3,420,000							
2021 LTIP - Restricted Stock	7/19/2021	6/16/2021							41,860			1,614,122
2021 LTIP - Stock Options	7/19/2021	6/16/2021								73,730	38.56	1,125,120
William C. Carroll												
2021 MIP	1/1/2021	12/15/2020	190,000	380,000	570,000							
2021 LTIP - Performance Award	2/3/2021	2/3/2021	215,000	430,000	860,000							
2021 LTIP - Restricted Stock	2/3/2021	2/3/2021							10,560			420,077
2021 LTIP - Stock Options	2/3/2021	2/3/2021								9,080	39.78	150,092
Garrett L. Chase												
2021 MIP	1/1/2021	12/15/2020	180,000	360,000	540,000							
2021 LTIP - Performance Award	2/3/2021	2/3/2021	215,000	430,000	860,000							
2021 LTIP - Restricted Stock	2/3/2021	2/3/2021							10,560			420,077
2021 LTIP - Stock Options	2/3/2021	2/3/2021								9,080	39.78	150,092

(1) For purposes of this column, the grant date for the 2021 MIP is the date the performance period began or, for Mr. Bellemare and Mr. Janki, their respective hire dates. The grant date for the 2021 LTIP is the grant date or, if earlier, the service inception date determined under FASB ASC Topic 718.

(2) These columns show the annual award opportunities under the 2021 MIP. Mr. Bellemare's 2021 MIP award opportunity is prorated to reflect his hire date. Mr. Janki's 2021 MIP award is not subject to pro-ration. For additional information about the 2021 MIP, see the "Compensation Discussion and Analysis" section of this proxy statement under "Elements of Compensation—Annual Incentive" on page 31.

(3) These columns show the long-term award opportunities under the performance award component of the 2021 LTIP. For additional information about the 2021 LTIP, see footnotes 2 and 4 to the Summary Compensation Table and the "Compensation Discussion and Analysis" section of this proxy statement under "Elements of Compensation — Long-Term Incentives" beginning on page 32.

(4) This column shows the restricted stock component of the 2021 LTIP, and, in addition for Mr. Bellemare and Mr. Janki, a restricted stock award.

(5) This column shows the stock option component of the 2021 LTIP. For additional information about the stock option component of the 2021 LTIP, see footnote 3 to the Summary Compensation Table.

(6) The exercise price is equal to the closing price of Delta common stock on the NYSE on the date of grant.

(7) The amounts in this column do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the fair value of the awards computed in accordance with FASB ASC Topic 718 on the applicable grant date or, if earlier, the service inception date. For awards subject to performance conditions, the value shown is based on the probable outcome of the performance condition as of the applicable grant date or, if earlier, the service inception date. The amounts do not reflect the risk that the awards may be forfeited in certain circumstances or, in the case of performance awards, that there is no payout.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding the outstanding equity awards on December 31, 2021 for each of the named executive officers.

Name	Grant Date [1]	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) [2]	Option Exercise Price ($) [3]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [4]	Market Value of Shares or Units of Stock That Have Not Vested ($) [5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Edward H. Bastian										
2019 LTIP - Restricted Stock	2/6/2019	-	-	-	-	-	27,220	1,063,758	-	-
2020 LTIP - Restricted Stock	2/5/2020	-	-	-	-	-	46,700	1,825,036	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	103,700	4,052,596	-	-
2014 LTIP - Performance Stock Options	2/6/2014	71,840	-	-	30.89	2/5/2024	-	-	-	-
2015 LTIP - Performance Stock Options	2/5/2015	91,710	-	-	46.14	2/4/2025	-	-	-	-
2016 LTIP - Performance Stock Options	2/2/2016	173,230	-	-	43.61	2/1/2026	-	-	-	-
2017 LTIP - Performance Stock Options	2/9/2017	206,510	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	307,040	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	254,400	127,200	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	-	-	369,960	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	-	249,550	-	39.78	2/2/2031	-	-	-	-
Glen W. Hauenstein										
2019 LTIP - Restricted Stock	2/6/2019	-	-	-	-	-	14,700	574,476	-	-
2020 LTIP - Restricted Stock	2/5/2020	-	-	-	-	-	25,220	985,598	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	56,000	2,188,480	-	-
2017 LTIP - Performance Stock Options	2/9/2017	123,910	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	160,200	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	137,374	68,686	-	50.52	2/5/2029	-	-	-	-
2020 LTIP- Performance Stock Options	2/5/2020	-	-	199,780	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	-	134,760	-	39.78	2/2/2031	-	-	-	-
Alain M. Bellemare										
2021 - Restricted Stock	1/25/2021	-	-	-	-	-	77,130	3,014,240	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	41,860	1,635,889	-	-
2021 LTIP - Stock Options	2/3/2021	-	68,060	-	39.78	2/2/2031	-	-	-	-
Peter W. Carter										
2019 LTIP - Restricted Stock	2/6/2019	-	-	-	-	-	6,836	267,151	-	-
2019 - Restricted Stock	12/4/2019	-	-	-	-	-	1,486	58,073	-	-
2020 LTIP - Restricted Stock	2/5/2020	-	-	-	-	-	12,986	507,493	-	-

Name	Grant Date [1]	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) [2]	Option Exercise Price ($) [3]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [4]	Market Value of Shares or Units of Stock That Have Not Vested ($) [5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	67,800	2,649,624	-	-
2017 LTIP - Performance Stock Options	2/9/2017	39,900	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	51,580	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	43,174	21,586	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	-	-	69,510	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	-	46,890	-	39.78	2/2/2031	-	-	-	-
Daniel C. Janki										
2021 - Restricted Stock	7/19/2021	-	-	-	-	-	116,710	4,561,027	-	-
2021 LTIP - Restricted Stock	7/19/2021	-	-	-	-	-	41,860	1,635,889	-	-
2021 LTIP - Stock Options	7/19/2021	-	73,730	-	38.56	7/18/2031	-	-	-	-
William C. Carroll										
2019 LTIP - Restricted Stock	2/6/2019	-	-	-	-	-	2,773	108,369	-	-
2020 LTIP - Restricted Stock	2/5/2020	-	-	-	-	-	4,760	186,021	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	10,560	412,685	-	-
2017 LTIP - Performance Stock Options	2/9/2017	9,390	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	12,140	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	9,254	4,626	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	-	-	13,460	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	-	9,080	-	39.78	2/2/2031	-	-	-	-
Garrett L. Chase										
2019 LTIP - Restricted Stock	2/6/2019	-	-	-	-	-	2,220	86,758	-	-
2020 LTIP - Restricted Stock	2/5/2020	-	-	-	-	-	4,760	186,021	-	-
2021 LTIP - Restricted Stock	2/3/2021	-	-	-	-	-	10,560	412,685	-	-
2017 LTIP - Performance Stock Options	2/9/2017	9,390	-	-	49.33	2/8/2027	-	-	-	-
2018 LTIP - Performance Stock Options	2/8/2018	12,140	-	-	51.23	2/7/2028	-	-	-	-
2019 LTIP - Performance Stock Options	2/6/2019	7,407	3,703	-	50.52	2/5/2029	-	-	-	-
2020 LTIP - Performance Stock Options	2/5/2020	-	-	13,460	58.89	2/4/2030	-	-	-	-
2021 LTIP - Stock Options	2/3/2021	-	9,080	-	39.78	2/2/2031	-	-	-	-

(1) For purposes of this column, the grant date for the awards is the grant date or, if earlier, the service inception date determined under FASB ASC Topic 718.

(2) The 2019 and 2020 LTIP Performance Stock Options vest as follows:

2019 LTIP: In equal installments on February 5, 2020 and February 1, 2021 and 2022.

2020 LTIP: Because there was a payout for 2021 under the Profit Sharing Program, 2/3 on February 9, 2022, and 1/3 on February 1, 2023.

The 2021 LTIP Stock Options vest in equal installments on February 1, 2022, 2023 and 2024.

(3) The exercise price of the stock options is the closing price of Delta common stock on the NYSE on the applicable grant date.

(4) These shares of restricted stock vest as follows:

2019 LTIP : In equal installments on February 1, 2020, 2021 and 2022.

2019 Restricted Stock grant to Mr. Carter: In equal installments on December 4, 2020, 2021 and 2022.

2020 LTIP: In equal installments on February 1, 2021, 2022 and 2023.

2021 Restricted Stock grant to Mr. Bellemare. In equal installments on January 25, 2022, 2023 and 2024.

2021 LTIP: 1/2 on February 1, 2022 and 1/4 on February 1, 2023 and 2024.

2021 Restricted Stock grant to Mr. Janki: In equal installments on July 19, 2022, 2023 and 2024.

Restricted stock is subject to forfeiture in certain circumstances.

(5) In accordance with SEC rules, the amounts in this column for the market value of restricted stock are based on the $39.08 closing price of Delta common stock on the NYSE on December 31, 2021.

(6) This table does not include the performance award component of the 2020 LTIP and 2019 LTIP because (i) these award opportunities are denominated in dollars and (ii) the payout, if any, earned by the named executive officers that are executive vice presidents or more senior officers on the payment date will be made in stock based on achievement of the pre-established performance measures during the measurement periods for each program. Any payouts to all other participants will be made in cash.

Option Exercises and Stock Vested Table

The following table provides information regarding the exercise of stock options and the vesting of stock for the named executive officers in 2021.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Edward H. Bastian	-	-	172,119	7,096,488
Glen W. Hauenstein	-	-	92,495	3,815,111
Alain M. Bellemare	-	-	-	-
Peter W. Carter	-	-	45,206	1,853,898
Daniel C. Janki	-	-	-	-
William C. Carroll	-	-	7,886	298,249
Garrett L. Chase	-	-	7,333	277,334

(1)   The value realized on vesting is based on the closing price of Delta common stock on the NYSE on the applicable vesting date. These amounts represent the vesting of award opportunities granted in 2018, 2019 and 2020.

Post-Employment Compensation

Defined Benefit Pension Benefits

The Delta Retirement Plan (Retirement Plan) is a broad-based, non-contributory qualified defined benefit pension plan for Delta's ground and flight attendant employees. To participate in the Retirement Plan, an employee must have completed 12 months of service before the plan was frozen on December 31, 2005. As a result, Mr. Bastian is eligible to participate in the Retirement Plan, but the other named executive officers are not. We do not offer any supplemental executive retirement plans or deferred compensation plans to the named executive officers.

Eligible ground and flight attendant employees hired (or rehired) on or before July 1, 2003, receive Retirement Plan benefits based on a final average earnings (FAE) formula. Effective July 1, 2003, the Retirement Plan transitioned to a cash balance plan and benefits for ground and flight attendant employees hired (or rehired) after that date are generally based solely on the cash balance formula. Retirement Plan participants who were employed on July 1, 2003, receive Retirement Plan benefits based on the higher of the FAE and cash balance formulas.

Under the cash balance formula, 6% of a participant's pay (base salary and, if any, eligible annual incentive compensation) was credited annually until January 1, 2006, to a hypothetical account, which is credited with an annual interest credit based on a market

rate of interest. Interest credits will continue to be credited annually regardless of the plan's frozen status. At termination of employment, an amount equal to the balance of the participant's cash balance account is payable to the participant, at his or her election, in the form of an immediate or deferred lump sum or equivalent monthly benefit.

Benefits under the FAE formula are based on a participant's (1) final average earnings; (2) years of service prior to January 1, 2006; (3) age when benefit payments begin (but not before age 52); and (4) primary Social Security benefit. Final average earnings are the average of the participant's highest average monthly earnings (base salary and, if any, eligible annual incentive compensation) for the 36 consecutive months in the 120-month period preceding the earlier of termination of employment and January 1, 2006. The monthly retirement benefit at the normal retirement age of 65 equals 60% of the participant's final average earnings, reduced for years of service less than 30 (determined as of December 31, 2005) and by 50% of the participants' primary Social Security benefit (also reduced for less than 30 years of service). Benefits determined under the FAE formula are paid in the form of a monthly annuity.

Pension Benefits Table

The table below shows certain pension benefit information for Mr. Bastian as of December 31, 2021.

Name	Plan Name	Number of Years of Credited Service (as of December 31, 2021)[1]	Present Value of Accumulated Benefits ($)[2]	Payments During Last Fiscal Year
Mr. Bastian[3]	Delta Retirement Plan	6 years, 10 months	FAE Formula: 294,439 Cash Balance Formula: 72,283	0

(1) As discussed above, the Retirement Plan was frozen effective December 31, 2005, and no additional service credit will accrue after that date. All years of service reflected in this column include service until December 31, 2005.

(2) Benefits were calculated using interest rate and mortality rate assumptions consistent with those used in our financial statements (see "Assumptions" in Note 9 of the Notes to the Consolidated Financial Statements in Delta's 2021 Form 10-K). In addition, certain individual data were used in developing these values. Benefits accrued under the FAE formula and the cash balance formula are listed separately. For purposes of the FAE formula benefit, the assumed retirement age is 62. The form of benefit payable under the FAE formula for Mr. Bastian is a single life annuity.

(3) Mr. Bastian resigned from Delta as of April 1, 2005, and rejoined Delta in July 2005. His years of credited service include the 6 years, 5 months of service he had completed as of April 1, 2005. As a result, the portion of his benefit calculated under the FAE formula was determined under the rules applicable to vested employees who terminate their service with Delta prior to early retirement age instead of under the rules applicable to retirees at early retirement age. Accordingly, Mr. Bastian's benefit is smaller than it would have been had he retired at early retirement age. All benefits earned by Mr. Bastian after he rejoined Delta in July 2005 are based solely on the cash balance formula.

Potential Post-Employment Benefits upon Termination or Change in Control

This section describes the potential benefits the named executive officers may receive under certain termination of employment scenarios, including in connection with a change in control, assuming termination of employment on December 31, 2021.

The definitions of "cause," "change in control," "disability," "good reason" and "retirement," as such terms are used in the following sections, are summarized below.

Severance Plan

Officers and director level employees are generally eligible to participate in Delta's Officer and Director Severance Plan (Severance Plan), which may be amended at any time by Delta.

The following chart summarizes the principal benefits the named executive officers are eligible to receive under the Severance Plan.

Name	Termination Without Cause (no Change in Control)[1]	Resignation for Good Reason (no Change in Control)[1]	Termination without Cause or Resignation for Good Reason in Connection with a Change in Control[1][2]
Mr. Bastian	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits[3] continuation › outplacement services	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services
Mr. Hauenstein	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services	› None	› 24 months base salary › 200% target MIP › 24 months healthcare benefit and Flight Benefits continuation › outplacement services
Mr. Bellemare, Mr. Carter and Mr. Janki	› 18 months base salary › 150% target MIP › 18 months healthcare benefit and Flight Benefits continuation › outplacement services	› None	› 18 months base salary › 150% target MIP › 18 months healthcare benefit and Flight Benefits continuation › outplacement services
Mr. Carroll and Mr. Chase	› 15 months base salary › 125% target MIP › 15 months healthcare benefit and Flight Benefits continuation › outplacement services	› None	› 15 months base salary › 125% target MIP › 15 months healthcare benefit and Flight Benefits continuation › outplacement services

(1) The cash severance amount (base salary plus target MIP) is paid in a lump sum following termination of employment. Outplacement services fees are limited to $5,000.

(2) These benefits apply if the termination of employment occurs during the two-year period after a change in control.

(3) See footnote 6(d) to the Summary Compensation Table on page 39 for a description of Flight Benefits.

To receive benefits under the Severance Plan, participants must enter into a general release of claims against Delta and non-competition, non-solicitation, non-disparagement and confidentiality covenants for the benefit of Delta.

The Severance Plan does not provide for any excise tax gross-ups for benefits received in connection with a change in control. If a participant is entitled to benefits under the Severance Plan in connection with a change in control, the amount of such benefits will be reduced to the statutory safe harbor under Section 4999 of the Internal Revenue Code if this results in a greater after-tax benefit than if the participant paid the excise tax.

Long-Term Incentive Programs

The following chart summarizes the treatment of performance awards, restricted stock and, as applicable, stock options awarded under Delta's long-term incentive programs (LTIP) for 2019, 2020 and 2021 and a restricted stock award provided to Mr. Bellemare, Mr. Carter and Mr. Janki under various termination of employment scenarios.

Termination Scenario	Award Treatment	
Termination without Cause or Resignation for Good Reason without a Change in Control and Retirement	Mr. Bastian, Mr. Hauenstein and Mr. Carter	The named executive officer will remain eligible to receive his performance award, restricted stock award and stock option award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[1][2]
	Mr. Bellemare, Mr. Janki, Mr. Carroll and Mr. Chase	The named executive officer will receive a prorated performance award and, as applicable, a prorated stock option award under the same vesting, performance and general payment provisions as if his employment had continued and the immediate vesting of a pro rata portion of his restricted stock award. Any remaining portions will be forfeited.
Resignation without Good Reason	Mr. Bastian, Mr. Hauenstein and Mr. Carter	The named executive officer will remain eligible to receive his performance award, restricted stock award and stock option award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[1][2]
	Mr. Bellemare, Mr. Janki, Mr. Carroll and Mr. Chase	The named executive officer's performance award, restricted stock award and, as applicable, stock option award will be immediately forfeited.
Termination for Cause	The named executive officer's performance award, restricted stock award and, as applicable, stock option award will be immediately forfeited.	
Termination due to Death or Disability	The named executive officer's performance award, restricted stock award and, as applicable, stock option award will immediately vest, with the performance award paid at the target level.	
Termination without Cause or Resignation for Good Reason with a Change in Control	The named executive officer's performance award, restricted stock award and, as applicable, stock option award will immediately vest, with the performance award paid at the target level.	

(1) In order for the named executive officer to be eligible for this treatment, his termination of employment must have occurred on or after (i) October 1, 2019 under the 2019 LTIP; (ii) October 1, 2020 under the 2020 LTIP; and (iii) October 1, 2021 under the 2021 LTIP. For terminations of employment prior to such dates, the awards granted to the named executive officer under each of the LTIPs would be subject to the same treatment as described for Mr. Bellemare, Mr. Janki, Mr. Carroll and Mr. Chase.

(2) In consideration for this treatment, these named executive officers entered into award agreements containing enhanced non-competition and non-solicitation covenants for the benefit of Delta. In the event the executive breaches such covenants during the two-year period following employment, he will forfeit any outstanding awards.

Annual Incentive Plan

Delta's 2021 Management Incentive Plan (MIP) generally provides that a participant whose employment with Delta terminates prior to the end of the workday on December 31, 2021 is not eligible for a 2021 MIP payment. If, however, the participant's employment is terminated (1) due to death or disability; (2) due to retirement; or (3) by Delta without cause or for any other reason that would

entitle the participant to benefits under the Severance Plan, the participant is eligible for a pro rata 2021 MIP payment based on (a) the number of days during 2021 the participant was employed in a MIP-qualified position and (b) the terms and conditions of the 2021 MIP that would have applied if his or her employment had continued through December 31, 2021.

Triggering Events

As noted above, eligibility for severance benefits and acceleration of the vesting of equity awards are triggered by certain events. The terms "cause," "change in control," "disability," "good reason" and "retirement," as they apply to the named executive officers, are summarized below.

› Cause means, in general, a person's (1) continued, substantial failure to perform his duties with Delta; (2) misconduct which is economically injurious to Delta; (3) conviction of, or plea of guilty or no contest to, a felony or other crime involving moral turpitude, fraud, theft, embezzlement or dishonesty; or (4) material violation of any material Delta policy or rule regarding conduct. A person has ten business days to cure, if curable, any of the events which could lead to a termination for cause. For executive vice presidents or more senior executives, a termination for cause must be approved by a 2/3 vote of the entire Board of Directors.

› Change in control means, in general, the occurrence of any of the following events: (1) any person becomes the beneficial owner of more than 35% of Delta common stock; (2) during a period of 12 consecutive months, the Board of Directors at the beginning of the period and their approved successors cease to constitute a majority of the Board; (3) the consummation of a merger or consolidation involving Delta, other than a merger or consolidation which results in the Delta common stock outstanding immediately before the transaction continuing to represent more than 65% of the Delta common stock outstanding immediately after the transaction; or (4) a sale, lease or other transfer of Delta's assets that have a total gross fair market value greater than 40% of the total gross fair market value of Delta's assets immediately before the transaction.

› Disability means long-term or permanent disability as determined under the applicable Delta disability plan.

› Good reason means, in general, the occurrence of any of the following without a person's written consent: (1) a material diminution of a person's authorities, duties or responsibilities, other than an insubstantial and inadvertent act that is promptly remedied by Delta after written notice by the person; (2) the relocation of a person's office by more than 50 miles; (3) a material reduction in a person's base salary or target annual bonus opportunities, other than pursuant to a uniform percentage salary or target annual bonus reduction for similarly situated persons; or (4) a material breach by Delta of any material term of a person's employment. An event constitutes good reason only if a person gives Delta certain written notice of his intent to resign and Delta does not cure the event within a specified period.

› Retirement means a termination of employment (1) at or after age 52 with ten years of service completed since a person's most recent hire date or (2) on or after the date he or she has completed at least 25 years of service since his or her most recent hire date regardless of age. In addition, for purposes of the Retiree Flight Benefits described below, retirement also means (1) a termination of employment by Delta without cause or for any other reason that would entitle the person to benefits under the Severance Plan if the person is at least age 45 and has at least 10 years of service and such combined age and years of service equal 60 or more and (2) for Mr. Carter and Mr. Carroll only, a termination of employment at or after age 62 with five years of service completed since his most recent hire date.

Post-Employment Flight Benefits

A named executive officer who retires from Delta under the definition of retirement described above may continue to receive Flight Benefits (see footnote 6(d) to the Summary Compensation Table on page 39 for a description of Flight Benefits including survivor travel benefits) during retirement, except the unused portion of the two annual allowances will not accumulate into succeeding years (Retiree Flight Benefits).

Notwithstanding the above, a person who is first elected an officer on or after June 8, 2009, will not receive reimbursement for taxes for Retiree Flight Benefits. Delta also does not provide reimbursement for taxes associated with travel by the surviving spouse or domestic partner of any officer.

In exchange for certain non-competition, non-solicitation, non-disparagement and confidentiality covenants for the benefit of Delta and a general release of claims against Delta, an officer who served in that capacity during the period beginning on the

date Delta entered into the merger agreement with Northwest Airlines and ending on the date the merger occurred, or who joined Delta from Northwest on the date the merger occurred and who had been a Northwest officer on the date Delta entered into the merger agreement, will receive, on his termination of employment (other than by death or by Delta for cause), a vested right to Retiree Flight Benefits, regardless of the officer's age and years of service at his termination of employment.

A named executive officer who (1) does not meet the definition of retirement and (2) becomes eligible for benefits under the Severance Plan will receive an allotment of 32 one-way positive-space flight passes after the expiration of the Flight Benefits provided under the Severance Plan. This allotment will continue until the fifth anniversary of the named executive officer's severance date or, if the officer has less than five years of service with Delta, the number of months the officer was employed with Delta.

Table Regarding Potential Post-Employment Benefits upon Termination or Change in Control

The following table describes the termination benefits for each named executive officer, assuming termination of employment on December 31, 2021. Also included is a row that describes the benefits, if any, each named executive officer would have received in connection with a change in control (CIC). Further, because termination is deemed to occur at the end of the workday on December 31, 2021, the named executive officer would have earned his 2021 MIP award and, as applicable, the performance award under the 2019 LTIP, to the extent otherwise payable. Accordingly, these awards are unrelated to the termination of employment.

We have not included in this section any benefit that is available generally to all employees on a non-discriminatory basis such as payment of retirement, disability and death benefits. See "Defined Benefit Pension Benefits" on page 45, for a discussion of the benefits accrued for eligible named executive officers under the Delta Retirement Plan. On December 31, 2021, only Mr. Bastian, Mr. Hauenstein and Mr. Carroll (for purposes of Retiree Flight Benefits only) were eligible to retire under the definition of retirement described above. The other named executive officers are not eligible to retire under these requirements and, therefore, are not eligible for any retirement-related compensation or benefits.

| Name | Termination Scenario | Severance Payment ($)[1] | Equity/Long-Term Non-Equity Incentive Awards ($) | | | Other Benefits ($)[5] |
			Performance Awards[2]	Stock Options[3]	Restricted Stock[4]	
Mr. Bastian	Without Cause	5,700,000	8,340,625	-	6,941,390	654,643
	Resignation for Good Reason	5,700,000	8,340,625	-	6,941,390	654,643
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	8,340,625	-	6,941,390	622,300
	Retirement	-	8,340,625	-	6,941,390	622,300
	Death	-	8,340,625	-	6,941,390	-
	Disability	-	8,340,625	-	6,941,390	622,300
	CIC – Termination without Cause/Resignation for Good Reason	5,700,000	8,340,625	-	6,941,390	654,643
Mr. Hauenstein	Without Cause	3,850,000	4,503,938	-	3,748,554	477,390
	Resignation for Good Reason	-	4,503,938	-	3,748,554	456,325
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	4,503,938		3,748,554	456,325
	Retirement	-	4,503,938	-	3,748,554	456,325
	Death	-	4,503,938	-	3,748,554	-
	Disability	-	4,503,938		3,748,554	456,325
	CIC – Termination without Cause/Resignation for Good Reason	3,850,000	4,503,938		3,748,554	477,390
Mr. Bellemare	Without Cause	2,437,500	548,625	-	2,904,227	61,110
	Resignation for Good Reason	-	548,625	-	2,904,227	-
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	-	-	-	-
	Death	-	1,645,875	-	4,650,129	-
	Disability	-	1,645,875	-	4,650,129	-
	CIC – Termination without Cause/Resignation for Good Reason	2,437,500	1,645,875	-	4,650,129	61,110
Mr. Carter	Without Cause	2,062,500	2,311,825	-	3,482,341	120,835
	Resignation for Good Reason	-	2,311,825	-	3,482,341	-
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	2,311,825	-	3,482,341	-
	Death	-	2,311,825	-	3,482,341	-
	Disability	-	2,311,825	-	3,482,341	-
	CIC – Termination without Cause/Resignation for Good Reason	2,062,500	2,311,825	-	3,482,341	120,835

| Name | Termination Scenario | Severance Payment ($)[1] | Equity/Long-Term Non-Equity Incentive Awards ($) | | | Other Benefits ($)[5] |
			Performance Awards[2]	Stock Options[3]	Restricted Stock[4]	
Mr. Janki	Without Cause	2,681,250	274,313	11,715	1,973,032	68,558
	Resignation for Good Reason	-	274,343	11,715	1,973,032	-
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	-	-	-	-
	Disability	-	1,645,875	38,340	6,196,916	-
	Death	-	1,645,875	38,340	6,196,916	-
	CIC – Termination without Cause/Resignation for Good Reason	2,681,250	1,645,875	38,340	6,196,916	68,558
Mr. Carroll	Without Cause	1,068,750	424,625	-	521,875	326,381
	Resignation for Good Reason	-	424,625	-	521,875	326,381
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	-	-	-	-
	Retirement	-	-	-	-	326,381
	Death	-	843,875	-	707,074	52,850
	Disability	-	843,875	-	707,074	326,381
	CIC – Termination without Cause/Resignation for Good Reason	1,068,750	843,875	-	707,074	326,381
Mr. Chase	Without Cause	1,125,000	424,625	-	500,864	118,939
	Resignation for Good Reason	-	424,625	-	500,864	-
	For Cause	-	-	-	-	-
	Resignation without Good Reason	-	-	-	-	-
	Death	-	843,875	-	685,463	-
	Disability	-	843,875	-	685,463	-
	CIC – Termination without Cause/Resignation for Good Reason	1,125,000	843,875	-	685,463	118,939

(1) The severance payment, if applicable, represents the following for each named executive officer: (i) Mr. Bastian: 24 months of base salary and 200% of his MIP target award, which is 200% of his base salary; (ii) Mr. Hauenstein: 24 months of base salary and 200% of his MIP target award, which is 175% of his base salary; (iii) Mr. Bellemare: 18 months of base salary and 150% of his MIP target award, which is 150% of his base salary; (iv) Mr. Carter: 18 months of base salary and 150% of his MIP target award, which is 150% of his base salary; (v) Mr. Janki: 18 months of base salary and 150% of his MIP target award, which is 175% of his base salary; (vi) Mr. Carroll: 15 months of base salary and 125% of his MIP target award, which is 80% of his base salary; and (vi) Mr. Chase: 15 months of base salary and 125% of his MIP target award, which is 80% of his base salary.

(2) The value of the performance awards (except with respect to the portion of the 2021 LTIP attributable to the 2021 performance period) in the tables is based on payment at the target level. As actual performance for the 2021 performance period under the 2021 LTIP was below the target level, the value of such portion of the 2021 LTIP is based on payment at 88.75% of the target level.

(3) We used intrinsic value for the stock options. The exercise price for the unexercisable stock options outstanding on December 31, 2021 was (1) $50.52 for the options granted on February 6, 2019; (2) $58.89 for the options granted on February 5, 2020; (3) $39.78 for the options granted on February 3, 2021; and (4) $38.56 for the options granted on July 19, 2021.

(4) As required by SEC rules, the values in these tables for restricted stock are based on the $39.08 closing price of Delta common stock on the NYSE on December 31, 2021.

(5) Other benefits include company-paid healthcare coverage, outplacement services and, for Mr. Bastian, Mr. Hauenstein and Mr. Carroll only, Retiree Flight Benefits. The Retiree Flight Benefits reflected for each named executive officer were determined by using the following assumptions for each officer: (1) Flight Benefits continue for the life expectancy of the officer or the joint life expectancy of the officer and, as applicable, his spouse, measured using a mortality table that calculates the average life expectancy to be 27.1 years; (2) the level of usage of Retiree Flight Benefits for each year is the same as the officer's and his spouse's actual usage of Flight Benefits during 2021; (3) the incremental cost to Delta of Retiree Flight Benefits for each year is the same as the actual incremental cost incurred by Delta for the officer's Flight Benefits in 2021; and (4) the value of Retiree Flight Benefits includes a tax gross up equal to 60% of the lesser of (i) the officer's actual usage of Flight Benefits in 2021 and (ii) except for Mr. Carroll, the annual tax reimbursement allowance (as described in footnote 6(d) to the Summary Compensation Table) (surviving spouses do not receive reimbursement for taxes associated with Retiree Flight Benefits). On the basis of these assumptions, we determined the value of Retiree Flight Benefits for each named executive officer by calculating the present value of the benefit over the officer's life expectancy (or joint life expectancy with his spouse) using a discount rate of 2.65%.

CEO Pay Ratio

Under rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to calculate and disclose the total compensation paid to our median employee as well as the ratio of the pay of our Chief Executive Officer to the median employee. For 2021:

› the annual total compensation of the employee identified at median of all our employees other than our Chief Executive Officer was $70,240;

› the annual total compensation of our Chief Executive Officer, Ed Bastian, was $12,360,420; and

› the ratio of the annual total compensation of our Chief Executive Officer to the median of the total annual compensation of all our employees was estimated to be 176 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records, using the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported here, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

In 2021, Delta hired approximately 11,000 new employees, representing over 13% of our workforce. As a result we concluded it was appropriate to identify a new median employee for purposes of presenting the 2021 CEO pay ratio.

In identifying the median of the annual total compensation of our employees, we used the following methodology and material assumptions, adjustments, and estimates as of December 31, 2021:

› Because less than 5% of our employees reside in other countries, we excluded all 2,255 of our international employees using the de minimis exemption permitted under SEC rules.[1]

› After applying the de minimis exemption, we had 92,767 U.S. employees, including the employees of all of our subsidiaries and all part-time, seasonal and temporary employees.

› To identify the median employee, we utilized information from Box 5 of Form W-2 as we believe this measure reflects the most comparable measure of compensation across our diverse workgroups.

› We annualized the compensation of permanent employees on an unpaid leave of absence during 2021 and of permanent full-time and part-time employees who were hired in 2021 and remained employed as of December 31, 2021, as expressly permitted by SEC rules.

After identifying the median employee, we calculated the annual total compensation for our median employee based on the rules used for calculating our Chief Executive Officer's compensation in the Summary Compensation Table, as required. Because SEC rules require us to include the value of certain benefits we provide in the Summary Compensation Table calculation, the compensation reported for the median employee is higher than the compensation reported in Box 5 of the employee's W-2.

Compensation Committee Interlocks and Insider Participation

None of the members of the Personnel & Compensation Committee is a former or current officer or employee of Delta or has any interlocking relationships as set forth in applicable SEC rules.

---

(1) The non U.S. countries and the number of employees in each of those countries is as follows: Argentina - 7; Aruba – 3; Australia – 3; Bahamas – 3; Belgium – 19; Belize – 1; Bermuda – 11; Brazil – 103; Canada – 297; Cayman Islands – 2; Chile – 25; China – 38; Colombia – 7; Costa Rica – 29; Dominican Republic – 10; Ecuador – 4; El Salvador – 9; France – 72; Germany – 35; Ghana – 2; Greece – 4; Guatemala – 21; Honduras – 1; Hong Kong - 1; India –185; Ireland – 13; Israel – 4; Italy – 44; Jamaica – 6; Japan – 375; South Korea – 19; Mexico – 303; Nicaragua – 1; Nigeria – 4; Panama – 5; Peru – 16; Philippines – 7 Portugal – 1; Russia – 1; Senegal – 2; Singapore – 422; South Africa – 3; Spain – 34; St. Lucia – 1; St. Maarten - 1; Switzerland –1; The Netherlands – 48; Turks and Caicos – 1; UAE – 1; United Kingdom – 50

DIRECTOR COMPENSATION

Non-employee director compensation is approved by the Board of Directors, based on recommendations of the Corporate Governance Committee. The Board members received compensation in 2021 at the levels set in 2017, which other than the voluntary waiver of retainers in 2020, have not been adjusted since that time. The Performance Compensation Plan limits equity awards to non-employee directors to $1 million. Employee directors continue to receive no additional pay for Board service. Non-employee directors are eligible to receive the following for their service on the Board of Directors:

Annual Board Retainer:	$100,000 (payable in quarterly installments)
Annual Board/New Board Member Equity Grant:	$175,000 in restricted stock that vests at or shortly before the next annual meeting of shareholders, subject to the director's continued service on the Board of Directors on the vesting date. Dividends, to the extent approved, accrue on these awards and are paid upon vesting of the restricted stock.
Annual Committee Chair Cash Retainer:	$20,000, except $25,000 for Audit Committee Chair (payable in quarterly installments)
Annual Non-executive Chairman of the Board Equity Retainer:	$130,000 in restricted stock with the same vesting schedule as the annual Board equity grant.
Expense Reimbursements:	Reimbursement of reasonable expenses incurred in attending meetings.

As is common in the airline industry, Delta provides complimentary travel and certain Delta Sky Club® privileges for members of the Board of Directors; the director's spouse, domestic partner or designated companion; the director's children and parents; and, to a limited extent, other persons designated by the director (Director Flight Benefits). Complimentary travel for such other persons is limited to an aggregate imputed value of $20,000 per year. Delta reimburses the director for associated taxes on complimentary travel with an imputed tax value of up to $25,000 per year. Unused portions of the annual allowances described in the previous two sentences accumulate and may be carried into succeeding years during Board service. Mr. Hazleton is not eligible to receive flight benefits other than those he receives as a Delta employee.

Complimentary travel is provided to an eligible director's surviving spouse or domestic partner after the eligible director's death. Delta will not reimburse the surviving spouse or domestic partner for associated taxes on complimentary travel under the survivor travel benefit.

A director who retires from the Board at or after age 52 with at least ten years of service as a director, at or after age 68 with at least five years of service as a director, or at his or her mandatory retirement date, may continue to receive Director Flight Benefits during retirement, except the unused portion of the annual allowances does not accumulate into succeeding years (Retired Director Flight Benefits) and the director will not receive reimbursement for taxes for Retired Director Flight Benefits. A director is not eligible to receive Retired Director Flight Benefits if the director engages in certain wrongful acts.

Director Compensation Table

The following table sets forth the compensation paid to non-employee members of Delta's Board of Directors for 2021.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total ($)
Francis S. Blake	120,000	305,000	0	0	0	546	425,546
Ashton B. Carter	100,000	175,000	0	0	0	3,295	278,295
David G. DeWalt	120,000	175,000	0	0	0	7,779	302,779
William H. Easter III	125,000	175,000	0	0	0	133	300,133
Michael P. Huerta	100,000	175,000	0	0	0	4,310	279,310
Jeanne P. Jackson	100,000	175,000	0	0	0	33,579	308,579
George N. Mattson	120,000	175,000	0	0	0	42,350	337,350
Sergio A. L. Rial	120,000	175,000	0	0	0	0	295,000
David S. Taylor	100,000	175,000	0	0	0	8,780	283,780
Kathy N. Waller	100,000	175,000	0	0	0	1,428	276,428

(1) As Delta employees, Mr. Bastian and Mr. Hazleton were not separately compensated for their service on the Board of Directors in 2021. Mr. Bastian's compensation is included in the Summary Compensation Table on page 38. Mr. Hazleton's compensation is described in "Proposal 1 — Election of Directors" on page 54.

(2) On June 17, 2021, the Board of Directors granted 3,930 shares of restricted stock to each non-employee director at that date. This award vests on June 17, 2022, subject to continued Board service on that date. Mr. Blake received an additional grant of 2,920 shares as compensation for service as non-executive Chairman of the Board, subject to vesting on the same schedule as described above. The "Stock Awards" column shows the fair value of the restricted stock granted to each non-employee director in 2021 as determined under FASB ASC Topic 718, based on date of the grant.

(3) The amounts in this column for each non-employee director represent reimbursement of taxes associated with Director Flight Benefits. The amount for Ms. Jackson also includes the incremental cost of Director Flight Benefits of $12,987. The amount for Mr. Mattson also includes the incremental cost of Director Flight Benefits of $7,491 and $25,000 in compensation for acting on Delta's behalf as director of Air France-KLM Group through February 2021. No other non-employee director received perquisites or other personal benefits with a total incremental cost of $10,000 or more, the threshold for reporting under SEC rules. From time to time, directors attend events sponsored by Delta at no incremental cost to Delta.

Stock Ownership Guidelines

The non-employee director stock ownership guidelines require each non-employee director to own shares of Delta common stock equal to or greater than (1) shares with a value of five times the annual Board cash retainer paid to the director or (2) 35,000 shares. Non-employee directors must achieve this ownership level within five years after initial election to the Board. For this purpose, stock ownership includes restricted stock and restricted stock units; shares owned directly or by a spouse or dependent children; shares held in trust by or for the director or an immediate family member who resides in the same household as the director (an immediate family member); or shares owned by an entity wholly-owned by the director or an immediate family member. It does not include shares a director has the right to acquire through the exercise of stock options.

In addition, each non-employee director must hold at least 50% of all "net shares" received through restricted stock vesting or realized through stock option exercises until the stock ownership guidelines are achieved. For this purpose, "net shares" means all shares retained after any applicable withholding of any shares for tax purposes.

As of December 31, 2021, all non-employee directors exceeded the required stock ownership level.

The non-employee directors are also subject to the company's prohibition against the hedging and pledging of Delta securities as described in the "Compensation Discussion and Analysis" section of the proxy statement under "Executive Compensation Policies — Anti-Hedging and Anti Pledging Policy" on page 36.

PROPOSAL 1 — ELECTION OF DIRECTORS

 **WHAT AM I VOTING ON?**

We are seeking your support for the election of 14 director nominees whom the Board, acting on the recommendation of the Corporate Governance Committee, has nominated to serve on the Board of Directors for a one-year term.

All Delta directors are elected annually. At the annual meeting, each director will be elected by the vote of a majority of the votes cast. This means the number of votes cast "for" a director must exceed 50% of the votes cast with respect to that director (excluding abstentions). Each director who is elected will hold office until the next annual meeting of shareholders and the election and qualification of his or her successor, or until such director's earlier death, disqualification, resignation or removal. See pages 68 to 70 for more information about voting at the annual meeting.

Delta's Bylaws provide that any director not receiving a majority of the votes cast at the annual meeting must offer to tender his or her resignation to the Board of Directors. The Corporate Governance Committee will make a recommendation to the Board of Directors whether to accept the resignation. The Board will consider the recommendation and publicly disclose its decision within 90 days after the certification of the election results.

2022 Nominees for Director

After considering the recommendations of the Corporate Governance Committee, the Board set the number of directors to continue at 14 as of the date of the annual meeting and nominated all current directors to stand for re-election.

The Board believes that each of the nominees is qualified to serve as a director and will be able to stand for election. If not, the Board may name a substitute nominee or reduce the number of

directors. If a substitute is named, the proxies will vote for the substitute nominee. In addition to the specific skills and experience for each independent director nominee listed in the chart on the following pages, qualifications of each nominee that were considered by the Board follow each nominee's biographical description on the following pages.

ALPA Nominee

Delta, the Air Line Pilots Association, International (ALPA), the collective bargaining representative for Delta pilots, and the Delta Master Executive Council, the governing body of the Delta unit of ALPA (Delta MEC), have an agreement whereby Delta agrees (1) to cause the election to the Board of Directors of a Delta pilot designated by the Delta MEC who is not a member or officer of the Delta MEC or an officer of ALPA (Pilot Nominee); (2) at any meeting of shareholders at which the Pilot Nominee is subject to election, to re-nominate the Pilot Nominee or nominate another qualified Delta pilot designated by the Delta MEC to be elected to the Board of Directors and to use its reasonable best efforts to cause such person to be elected to the Board; and (3) in the event of the Pilot Nominee's death, disability, resignation, removal or failure to be elected, to elect promptly to the Board a replacement

Pilot Nominee designated by the Delta MEC to fill the resulting vacancy.

Pursuant to this provision, the Delta MEC has designated Christopher A. Hazleton to be nominated for election to the Board at the annual meeting.

The compensation of Mr. Hazleton as a Delta pilot is determined under the collective bargaining agreement between Delta and ALPA. During 2021, Mr. Hazleton received $391,296 in compensation (which includes: $336,374 in flight earnings, $950 in shared rewards/profit sharing payments and $53,972 in Delta contributions related to a defined contribution plan). As a Delta pilot representative on the Board, Mr. Hazleton is not separately compensated for his service as a director.

Skills and Experiences of Independent Directors

The following chart shows the specific skills and experiences the Board currently believes are important for independent nominees collectively to possess for effective governance of Delta in the current business environment. The matrix also provides a high level summary of the important skills and experiences of our independent nominees to the Board, which contribute to the sound governance of Delta. It is not an exhaustive list of each nominee's contributions to the Board. The Board is committed to having a membership that reflects diversity, including with respect to gender, race and ethnicity. This commitment is illustrated by the fact that the Board currently includes five directors who are racially or ethnically diverse and three female directors.

	Blake	Carter	Creed	DeWalt	Easter	Hale	Huerta	Jackson	Mattson	Rial	Taylor	Waller
Senior Leadership *CEO/senior management of public or private company/governmental entity/academic*	●	●	●	●	●	●	●	●	●	●	●	●
Airline/Transportation Industry *Business leader, or regulator or consultant to the industry*							●		●			
Marketing/Brand Management/Data as Customer Engagement Tool *Marketing/managing well-known brands including the use of data analytics*			●					●	●		●	
Finance/Accounting *Capital markets, public company, financial or accounting management experience*	●	●			●	●		●	●	●		●
Risk Management *Enterprise or financial risk management*	●	●	●	●	●	●	●		●	●	●	●
Technology/Cybersecurity/Digital *Leadership in technology, cybersecurity, new media or data analytics*	●	●		●					●			
Energy *Senior experience in the oil industry or with an energy regulator*	●				●							
Global Business *Senior experience in multinational businesses*	●		●	●				●	●	●	●	●
Government Affairs/Legal Affairs/Global Security *Senior experience in public sector/law/global security*	●	●		●	●		●					
Board Membership *Director public/large private company*	●	●	●	●	●	●	●	●	●	●	●	●
Diversity *Racial, Ethnic and/or Gender Diversity*					●	●	●	●		●		●

The Board believes that the combination of backgrounds, skills and experiences of the nominees produces a Board that is well-equipped to exercise oversight responsibilities on behalf of our shareholders and other stakeholders. In addition to the chart above, we provide information on the following pages about each nominee for director, including certain experiences that led the Board to conclude the nominee should serve as a director of Delta.

⊘ THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE FOLLOWING NOMINEES:

EDWARD H. BASTIAN



Age: **64**

Joined Delta's Board:
February 5, 2010

BIOGRAPHY:
Mr. Bastian has been the Chief Executive Officer of Delta since May 2016. He served as the President of Delta from 2007 to May 2016. Mr. Bastian was also Chief Financial Officer of Delta from 2007 to 2008; Executive Vice President and Chief Financial Officer of Delta from 2005 to 2007; Chief Financial Officer of Acuity Brands from June 2005 to July 2005; Senior Vice President — Finance and Controller of Delta from 2000 to 2005 and Vice President and Controller of Delta from 1998 to 2000.

QUALIFICATIONS:
Mr. Bastian has over twenty years of experience as a Delta officer, including serving as Delta's Chief Executive Officer, President and Chief Financial Officer. Mr. Bastian's accounting and finance background also provides financial and strategic expertise to the Board of Directors.

PUBLIC DIRECTORSHIPS:
Grupo Aeroméxico, S.A.B. de C.V. (2012 - 2022)

AFFILIATIONS:
Member, Board of Trustees of The Woodruff Arts Center

FRANCIS S. BLAKE



Age: **72**

Joined Delta's Board:
July 25, 2014

Committees:
Corporate Governance (Chair); Finance; Personnel & Compensation

BIOGRAPHY:
Mr. Blake is the non-executive Chairman of Delta's Board of Directors and previously served as the lead director of Delta's Board from May 2016 to October 2016. He served as the Chairman and Chief Executive Officer of The Home Depot from 2007 until November 2014, and thereafter as Chairman of the Board of Directors until his retirement in February 2015. He previously served as Vice Chairman of the Board of Directors of The Home Depot and as Executive Vice President. Mr. Blake joined The Home Depot in 2002 as Executive Vice President — Business Development and Corporate Operations. He was previously the deputy secretary for the U.S. Department of Energy and served in a variety of executive positions at General Electric Company, including as Senior Vice President, Corporate Business Development in charge of all worldwide mergers, acquisitions and dispositions.

QUALIFICATIONS:
Mr. Blake has extensive experience as the Chairman and Chief Executive Officer of a complex retail organization and prior leadership positions in business and government. He has also served on boards of directors of public companies in the energy industry. At other public companies, Mr. Blake has experience as a member of the audit, compensation and governance committees.

PUBLIC DIRECTORSHIPS:
Macy's, Inc.
The Procter & Gamble Company (2015 - 2021)

AFFILIATIONS:
Member, Board of Georgia Aquarium
Member, Board of Agnes Scott College
Member, Board of Curators of the Georgia Historical Society

ASHTON B. CARTER



Age: **67**

Joined Delta's Board:
October 23, 2017

Committees:
Audit; Safety & Security; Corporate Governance

BIOGRAPHY:
Secretary Carter is Director of the Belfer Center for Science and International Affairs at Harvard University's John F. Kennedy School of Government and an Innovation Fellow at MIT. Secretary Carter served as U.S. Secretary of Defense from 2015 to 2017. He served as Senior Executive at the Markle Foundation and as a Distinguished Visiting Fellow at Stanford University from 2014 to 2015. In prior service in the Department of Defense, Secretary Carter served as Deputy Secretary of Defense from 2011 to 2013, functioning as the department's chief operating officer, and as Undersecretary of Defense of Acquisition, Technology and Logistics from 2009 to 2011. Secretary Carter served as the Chair of the International and Global Affairs Faculty and Professor of Science and International Affairs at Harvard's Kennedy School from 2000 to 2009.

QUALIFICATIONS:
Secretary Carter has substantial experience in government and security matters, having served directly and indirectly under 11 Secretaries of Defense in both Democratic and Republican administrations. As Secretary of Defense, Secretary Carter managed a complex and diverse organization.

PUBLIC DIRECTORSHIPS
General Electric Company

AFFILIATIONS:
Board Member, Council on Foreign Relations
Fellow, American Academy of Arts and Sciences

GREG CREED



Age: **64**
Joined Delta's Board:
April 21, 2022
Committees:
Audit; Personnel & Compensation

BIOGRAPHY:

Mr. Creed served as Chief Executive Officer of Yum! Brands, Inc., a global operator of quick service restaurants, from January 2015 until his retirement in December 2019. He also served as a member of the Board of Directors of Yum! Brands from November 2014 to May 2020. Mr. Creed served as Chief Executive Officer of Taco Bell Division from January 2011 to December 2014 and as President and Chief Concept Officer of Taco Bell U.S. from December 2006 to December 2010 after holding various other positions of increasing responsibility with the company since 1994. Mr. Creed is the founder of Creed UnCo, a consulting business focused on culture and leadership, brand building and franchising. He also currently serves as advisor to the Chief Executive Officer and Board of Directors of Thanx Inc.

QUALIFICATIONS:

Mr. Creed has extensive experience in marketing and operations as a former senior executive at a leading operator of quick service restaurants operating globally. Additionally, Mr. Creed has experience as a member of the boards of directors of other public companies where he serves on the human resources and finance committees. Mr. Creed was recommended to the Board's Corporate Governance Committee as a new director by another director.

PUBLIC DIRECTORSHIPS:
Whirlpool Corporation
Aramark Corporation
Sow Good Inc. (2020 - 2022)
Yum! Brands, Inc. (2014 - 2020)

AFFILIATIONS:
Director, Girls Inc. of Orange County
Director, Aging Mind Foundation
Member, American Society of Corporate Executives (ASCE)

DAVID G. DEWALT



Age: **58**
Joined Delta's Board:
November 22, 2011
Committees:
Safety & Security (Chair); Audit; Corporate Governance

BIOGRAPHY:

Mr. DeWalt is the Founder and Managing Director of NightDragon Security and Managing Director of AllegisCyber Capital. Mr. DeWalt is also the Chairman of NightDragon Acquisition Corp, a special purpose acquisition company formed for the purpose of completing a business combination in the cybersecurity, safety, security and privacy sector. Mr. DeWalt previously served as the Executive Chairman of FireEye, Inc., a global network cybersecurity company. He served as FireEye's Chief Executive Officer from November 2012 to June 2016 and Chairman of the Board from June 2012 to January 2017. Mr. DeWalt was President and Chief Executive Officer of McAfee, Inc., a security technology company, from 2007 until 2011 when McAfee, Inc. was acquired by Intel Corporation. From 2003 to 2007, Mr. DeWalt held executive positions with EMC Corporation, a provider of information infrastructure technology and solutions, including serving as Executive Vice President and President-Customer Operations and Content Management Software.

QUALIFICATIONS:

Mr. DeWalt has substantial expertise in the information technology security industry and has strategic and operational experience as the former Chief Executive Officer of FireEye, Inc. and McAfee, Inc. Mr. DeWalt has served on the audit, compensation and governance committees of the boards of other public companies.

PUBLIC DIRECTORSHIPS:
NightDragon Acquisition Corp
Five9, Inc.
ForgeRock Inc.
FireEye, Inc. (2012 – 2017)
Forescout Technologies, Inc. (2015 – 2020)

AFFILIATIONS:
Member, National Security Telecommunications Advisory Committee

WILLIAM H. EASTER III



Age: **72**
Joined Delta's Board:
December 3, 2012
Committees:
**Audit (Chair);
Corporate
Governance; Safety
& Security**

BIOGRAPHY:
Mr. Easter was Chairman, President and Chief Executive Officer of DCP Midstream, LLC (formerly Duke Energy Field Services, LLC) from 2004 until his retirement in 2008. Previously employed by ConocoPhillips for 32 years, Mr. Easter served as Vice President of State Government Affairs from 2002 to 2004 and as General Manager of the Gulf Coast Refining, Marketing and Transportation Business Unit from 1998 to 2002.

QUALIFICATIONS:
Mr. Easter has over 36 years of leadership and operational experience in natural gas, crude oil and refined product supply, transportation, refining and marketing with ConocoPhillips and DCP Midstream, LLC. Additionally, Mr. Easter has experience as a member of the boards of directors of other public companies where he served on the audit, corporate governance, compensation and finance committees. Since his retirement from DCP Midstream, LLC, Mr. Easter has been involved in private investments.

PUBLIC DIRECTORSHIPS:
Emerson Electric Co.
Grupo Aeroméxico, S.A.B. de C.V. (2017 - 2022)
Concho Resources, Inc. (2008 - 2021)
Baker Hughes, Inc. (2014 - 2017)

AFFILIATIONS:
Chairman, Board of Memorial Hermann Health System, Houston, Texas

LESLIE D. HALE



Age: **50**
Joined Delta's Board:
April 21, 2022
Committees:
**Finance; Safety &
Security**

BIOGRAPHY:
Ms. Hale has been President and Chief Executive Officer of RLJ Lodging Trust, a publicly-traded lodging real estate investment trust, since August 2018. She previously served as Chief Operating Officer, Chief Financial Officer and Executive Vice President of RLJ Lodging Trust from 2016 to 2018, and Chief Financial Officer, Executive Vice President and Treasurer from 2011 to 2016. Ms. Hale served as Chief Financial Officer and Senior Vice President of Real Estate and Finance of RLJ Development from 2007 until the formation of RLJ Lodging Trust in 2011 and Vice President (and previously Director) of Real Estate and Finance for RLJ Development from 2005 to 2007. From 2002 to 2005, she held various positions of increasing responsibility within the global financial services divisions of General Electric Company.

QUALIFICATIONS:
Ms. Hale has substantial leadership experience as a senior executive in the lodging real estate industry, with skills in real estate, corporate finance, mergers and acquisitions, capital markets, strategic planning and other public company matters. Ms. Hale also has experience as a member of the boards of directors of public companies where she has served on the audit and finance committees. Ms. Hale was recommended to the Board's Corporate Governance Committee as a new director by another director.

PUBLIC DIRECTORSHIPS:
Macy's Inc.
RLJ Lodging Trust

AFFILIATIONS:
Member, Board of Trustees of Howard University
Director, Federal Reserve Bank of Richmond (Baltimore Branch)

CHRISTOPHER A. HAZLETON



Age: **54**
Joined Delta's Board:
June 20, 2019
Committee:
Safety & Security

BIOGRAPHY:
Mr. Hazleton is a Delta pilot and currently a Captain flying the Airbus 321 aircraft. Mr. Hazleton was a Northwest Airlines pilot from 1999 until he became a Delta pilot upon Northwest's merger with Delta. He was nominated by the Delta MEC as the Pilot Nominee. He also previously served as the Chairman of the Delta MEC Strategic Planning Committee.

QUALIFICATIONS:
As a pilot designated by the Delta MEC to serve on the Board of Directors, Mr. Hazleton provides a unique perspective into the operations of the airline industry and related labor relations matters.

AFFILIATIONS:
Member, Board of the Delta Pilots Charitable Fund

MICHAEL P. HUERTA



Age: **65**

Joined Delta's Board:
April 20, 2018

Committees:
Audit; Safety & Security; Corporate Governance

BIOGRAPHY:

Mr. Huerta currently serves as a transportation industry consultant, including acting as a Senior Advisor to Macquarie Capital. Mr. Huerta completed a five-year term as Administrator of the Federal Aviation Administration (FAA) in January 2018. Before being named as Administrator, Mr. Huerta served as Acting Administrator of the FAA from 2011 to 2013 and FAA Deputy Administrator from 2010 to 2011. Mr. Huerta served as Executive Vice President and Group President of the Transportation Solutions Group at Affiliated Computer Services, Inc. (now Conduent) from 2008 to 2009 and Senior Vice President and Managing Director, Transportation Solutions of ACS Government Solutions from 2002 to 2008.

QUALIFICATIONS:

As head of the FAA, Mr. Huerta led a complex organization responsible for the safety and efficiency of civil aviation in the U.S. Throughout his career, he has held key transportation industry roles in both the public and private sectors.

PUBLIC DIRECTORSHIPS:
Verra Mobility Corporation

AFFILIATIONS:
Fellow of the Royal Aeronautical Society
Member, Board of Managers of Park City Ski & Snowboard

JEANNE P. JACKSON



Age: **70**

Joined Delta's Board:
January 25, 2017

Committees:
Finance; Personnel & Compensation

BIOGRAPHY:

Ms. Jackson retired as senior strategic advisor to the chief executive officer of NIKE, Inc. effective August 2017. She served as NIKE's President, Product and Merchandising from July 2013 until April 2016 and President, Direct to Consumer from 2009 until July 2013. Ms. Jackson joined the NIKE Executive team in 2009 after serving on its Board of Directors for eight years. She founded and served as the Chief Executive Officer of MSP Capital, a private investment company from 2002 to 2009, and has resumed the role since retiring from NIKE. Ms. Jackson served as Chief Executive Officer of Walmart.com, a private e-commerce enterprise, from 2000 to 2002. Ms. Jackson previously served in various leadership positions in many organizations, including the Gap Inc., Banana Republic, Victoria's Secret, Saks Fifth Avenue and Federated Department Stores, Inc., all clothing retailers, and Walt Disney Attractions, Inc., the theme parks and vacation resorts division of The Walt Disney Company.

QUALIFICATIONS:

Ms. Jackson has extensive experience as a senior executive for several major consumer retailers, with expertise in consumer product and direct to consumer marketing. She has also served on boards of directors of public companies in the consumer product industry where she has served on audit, compensation, corporate governance and finance committees.

PUBLIC DIRECTORSHIPS:
Monster Beverage Corporation
The Kraft Heinz Company (2015 - 2020)
McDonald's Corporation (1999 - 2019)

AFFILIATIONS:
Member, Foundation Board of Trustees of U.S. Ski & Snowboard Association

GEORGE N. MATTSON



Age: **56**

Joined Delta's Board:
October 1, 2012

Committees:
Finance (Chair); Corporate Governance; Personnel & Compensation

BIOGRAPHY:

Mr. Mattson is a private investor in public and private companies and was the co-founder and co-Chairman of NextGen Acquisition Corp. and NextGen Acquisition Corp. II, both special purpose acquisition companies, prior to their mergers in 2021 with Xos, Inc. and Virgin Orbit Holdings, respectively. Mr. Mattson previously served as a partner and co-head of the Global Industrials Group in Investment Banking at Goldman, Sachs & Co. from 2002 to 2012, during which time his responsibilities included leading the Transportation and Airline practices. Mr. Mattson held various other positions at Goldman, Sachs & Co. from 1994 to 2002, prior to which he held various sales and marketing positions at IBM Corp. from 1987 to 1993.

QUALIFICATIONS:

Mr. Mattson has experience in strategy, shareholder value creation, mergers and acquisitions, corporate finance, and capital markets. In addition, Mr. Mattson has knowledge of the airline industry and other global industries from his 18 years at Goldman, Sachs & Co. and his 10 years as a private investor in public and private companies. Mr. Mattson has also served on the boards of other public companies, including in the aerospace and airline industries. At other public companies, Mr. Mattson has experience as chairman, lead independent director, and chair of the audit and governance committees, in addition to as a member of the audit, compensation and governance committees.

PUBLIC DIRECTORSHIPS:
Virgin Galactic Holdings, Inc.
Virgin Orbit Holdings
Xos, Inc.
NextGen Acquisition Corp. (2020 - 2021)
NextGen Acquisition Corp. II (2021)
Air France-KLM Group (2017 - 2021)

AFFILIATIONS:
Former Chairman, and Emeritus Member of the Board of Visitors of the Engineering School of Duke University
Board of Trustees, Saint Andrew's School
Operating Partner, Star Mountain Capital
Executive Partner, Comvest Partners

SERGIO A. L. RIAL



Age: **61**

Joined Delta's Board:
December 9, 2014

Committees:
Personnel & Compensation (Chair); Corporate Governance; Finance

BIOGRAPHY:

Mr. Rial is Non-Executive Chairman of the Board of Banco Santander (Brasil), a subsidiary of Banco Santander. He also serves as Vice Chairman of the Board of BRF S.A., a global food processing company based in Brazil. He previously served as the Chief Executive Officer and Vice-Chairman of the Board of Banco Santander (Brasil) from 2016 to 2021, and as Chairman of the Board from February 2015 until January 2016. From 2012 to February 2015, Mr. Rial was Chief Executive Officer of Marfrig Global Foods, one of the world's largest meat companies with operations in Brazil and 15 other countries. Prior to joining Marfrig in 2012, Mr. Rial served in various leadership capacities with Cargill, Inc., a Minneapolis-based global provider of food, agriculture, financial and industrial products and services. At Cargill, Mr. Rial served as Chief Financial Officer from 2009 to 2011 and Executive Vice President from 2011 to 2012. He was also a member of Cargill's board of directors from 2010 to 2012. From 2002 to 2004, Mr. Rial was a senior managing director and co-head of the Investment Banking Division at Bear Stearns & Co. in New York after serving at ABN AMRO Bank for 18 years.

QUALIFICATIONS:

Mr. Rial has extensive managerial and board-level experience at global businesses, particularly in the key market of Latin America, and has substantial financial experience as a former chief financial officer of a global corporation. He has also served on boards of directors of public companies in the food and agricultural industry.

PUBLIC DIRECTORSHIPS:
Banco Santander Brasil S.A. and Banco Santander S.A.
BRF S.A.

AFFILIATIONS:
Member, Co-Chair of the Latin America Conservation Council (The Nature Conservancy)

DAVID S. TAYLOR



Age: **64**

Joined Delta's Board:
August 7, 2019

Committees:
Finance; Safety & Security

BIOGRAPHY:

Mr. Taylor is Executive Chairman of the Board of Directors of The Procter & Gamble Company. He previously served as President and Chief Executive Officer of Procter & Gamble from 2015 to November 2021 and as Chairman of the Board from 2016 to November 2021. Mr. Taylor joined Procter & Gamble in 1980 and, since that time, has held numerous positions of increasing responsibility in North America, Europe and Asia, including serving as Group President-Global Beauty, Grooming & Healthcare, Group President-Global Health & Grooming, Group President-Global Home Care and President-Global Family Care. Mr. Taylor also serves as the Chairperson of The Alliance to End Plastic Waste, an initiative to advance solutions to eliminate unmanaged plastic waste in the environment.

QUALIFICATIONS:

Mr. Taylor has extensive leadership experience, including as the executive chairman of the Board and former chief executive officer of Procter & Gamble, and extensive experience in a complex global business particularly in the key market of Europe. As part of this experience, Mr. Taylor has developed expertise in marketing, innovation and consumer trends. Mr. Taylor also served on the board of directors of a global automotive systems supplier, giving him additional insight into complex global operations.

PUBLIC DIRECTORSHIPS:
The Procter & Gamble Company

AFFILIATIONS:
Member, Board of US-China Business Council
Member, Board of Catalyst

KATHY N. WALLER



Age: **63**

Joined Delta's Board:
July 24, 2015

Committees:
Audit; Corporate Governance; Personnel & Compensation

BIOGRAPHY:

Ms. Waller is the Executive Director of the Atlanta Committee for Progress. Ms. Waller has served as an executive coach for The ExCo Group (f/k/a Merryck & Co.) since 2019. From 2014 until her retirement in March 2019, Ms. Waller served as Executive Vice President and Chief Financial Officer of The Coca-Cola Company. From May 1, 2017 until her retirement, Ms. Waller assumed expanded responsibility for Coca-Cola's strategic governance areas when she was also appointed to serve as President, Enabling Services. Ms. Waller joined Coca-Cola in 1987 as a senior accountant and assumed roles of increasing responsibility during her career, including Vice President, Finance and Controller.

QUALIFICATIONS:

Ms. Waller has extensive financial experience with a global business enterprise, including her role as Chief Financial Officer. Ms. Waller's accounting and finance background provides financial and strategic expertise to the Board of Directors.

PUBLIC DIRECTORSHIPS:
Beyond Meat, Inc.
CGI Inc.
Cadence Bancorporation
Monster Beverage Corporation (2015 - 2019)
Coca-Cola FEMSA S.A.B. de C.V. (2015 - 2017)

AFFILIATIONS:
Member, Advisory Committee for Bain Consulting
Member, Board of Trustees of Spelman College
Member, Board of Trustees of University of Rochester
Member, Governing Board of Woodruff Arts Center

PROPOSAL 2 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

 **WHAT AM I VOTING ON?**

As required by SEC rules, we are seeking your support for the compensation of our named executive officers.

Shareholders have the opportunity to approve, on an advisory, nonbinding basis, the compensation of the named executive officers, as disclosed in this proxy statement. This is commonly referred to as a "say on pay" advisory vote. We hold our say on pay advisory vote every year. The Board of Directors recommends that you vote "**FOR**" this proposal.

As discussed in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement, the compensation of the named executive officers in 2021 reflects the following principles of our executive compensation program:

› Links pay with performance by placing a substantial majority of total compensation at risk.

  › For 2021, at-risk compensation constituted 94% of the targeted compensation for the Chief Executive Officer and 90% for the other named executive officers.

› Utilizes stretch performance measures that provide incentives to deliver value to our shareholders and align the interests of management with frontline employees and shareholders.

  › Many of the same performance measures are used in both our executive and broad-based employee compensation programs.

› Provides compensation opportunities that assist in motivating and retaining existing talent and attracting new talent as needed.

This vote is advisory in nature, which means that it is not binding on Delta, its Board of Directors or the Personnel & Compensation Committee. However, the Personnel & Compensation Committee intends to give careful consideration to the vote results and is committed to taking any actions it deems necessary and appropriate in light of those results.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

PROPOSAL 3 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

 **WHAT AM I VOTING ON?**

We are asking you to vote on a proposal to ratify the appointment of a firm of independent auditors to serve as Delta's independent auditors. The Audit Committee of the Board of Directors has appointed Ernst & Young LLP (EY) as Delta's independent auditors for 2022, subject to ratification by our shareholders.

Representatives of EY, which also served as Delta's independent auditors for 2021, are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire and will be available to respond to questions. EY has served as our independent auditors since 2006. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the external independent auditors. The Audit Committee has ultimate responsibility for audit fee negotiations associated with the work of EY.

In determining whether to reappoint EY as Delta's independent auditors for 2022, subject to shareholder ratification, the Audit Committee took into consideration a number of factors. These factors include the length of time the firm has been engaged by Delta; EY's familiarity with Delta's operations and industry, accounting policies, financial reporting process, and internal control over financial reporting; its skills, expertise and independence; the quality of the Audit Committee's ongoing discussions with EY; a review of external data related to EY's legal risks and proceedings, audit quality and recent public portions of PCAOB reports; an assessment of the professional qualifications of EY, the performance of the lead engagement partner and the other professionals on the Delta account; the reasonableness of

EY's fees for the services provided to Delta; management's relationship with EY and its assessment of EY's performance; the Audit Committee's views on the performance of EY in light of the foregoing matters and the Audit Committee's belief that continuing to retain EY is in the best interest of Delta and its shareholders. The Audit Committee periodically considers whether there should be a change in the independent auditors. When the lead engagement partner of the independent auditors is required to rotate off the Delta engagement, the Audit Committee and its Chair are directly involved in selecting a new lead engagement partner.

Delta's Certificate of Incorporation and Bylaws do not require that shareholders ratify the selection of EY as the independent auditors. We are submitting the selection of the independent auditors for shareholder ratification (as we have done in prior years) because we believe it is a matter of good corporate governance. If shareholders do not ratify the selection of EY, the Audit Committee will reconsider the selection of the independent auditors.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Fees of Independent Auditors

The following table shows the aggregate fees and related expenses for professional services rendered by Delta's independent auditors for 2021 and 2020.

Description of Fees	Amount 2021($)	Amount 2020($)
Audit Fees[1]	4,073,000	5,718,000
Audit-Related Fees[2]	699,000	452,000
Tax Fees[3]	365,000	647,000
All Other Fees[4]	7,000	8,000

(1) *Represents fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of internal control over financial reporting); assistance with and review of documents filed with the SEC; and accounting and financial reporting consultations and research work necessary to comply with generally accepted auditing standards.*

(2) *Represents fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include an audit of subsidiaries and accounting consultations related to proposed transactions.*

(3) *Represents fees for professional services provided for the review of tax returns prepared by the company; assistance with domestic and international tax compliance; and assistance related to the tax impact of proposed and completed transactions.*

(4) *Represents fees for online technical resources.*

Pre-Approval of Audit and Non-Audit Services

The charter of the Audit Committee provides that the Committee is responsible for the pre-approval of all audit and permitted non-audit services to be performed for Delta by the independent auditors. The Audit Committee has adopted a policy for the pre-approval of all services provided by the independent auditors.

Each year management requests Audit Committee pre-approval of the annual audits, statutory audits, quarterly reviews and any other engagements of the independent auditors known at that time. In connection with these requests, the Audit Committee may consider information about each engagement, including the budgeted fees; the reasons management is requesting the services to be provided by the independent auditors; and any potential impact on the auditors' independence. As additional

proposed audit and non-audit engagements of the independent auditors are identified, or if pre-approved services exceed the pre-approved budgeted amount for those services, the Audit Committee will consider similar information in connection with the pre-approval of such engagements or services. If Audit Committee pre-approvals are required between regularly scheduled Committee meetings, the Audit Committee has delegated to the Chair of the Audit Committee, or an alternate member of the Audit Committee, the authority to grant pre-approvals. Pre-approvals by the Chair or the alternate member are reviewed with the Audit Committee at its next regularly scheduled meeting.

Audit Committee Report

The Audit Committee presently consists of five independent directors and represents and assists the Board of Directors in a number of duties. These duties include oversight of the following, among other matters: the integrity of Delta's financial statements, including a review of significant accounting policies and estimates; compliance with legal and certain regulatory requirements; cybersecurity and risks associated with the operations of the information technology systems; the performance of the internal audit function; and the financial reporting process. In addition, the Committee appoints, oversees and reviews the performance of the independent auditors, who report directly to the Committee. The Committee has the resources and authority it deems appropriate to discharge its responsibilities. The Committee operates pursuant to a written charter, which lists specific duties and responsibilities, and is available at **https://ir.delta.com/governance/**.

The Board of Directors has determined that each of Mr. Easter, Mr. DeWalt, and Ms. Waller has the necessary experience to qualify as an "audit committee financial expert" under SEC rules, has agreed to be designated, and has so designated each of them. All Committee members are considered financially literate as defined by the NYSE, but none is an auditor or an accountant for Delta or performs accounting field work, and none is employed by Delta. In accordance with the SEC's safe harbor relating to audit committee financial experts, a person designated as an audit committee financial expert will not be deemed an "expert" for purposes of the federal securities laws. In addition, this designation does not impose on a person any duties, obligations or liabilities that are greater than those otherwise imposed on the person as a member of the Audit Committee and Board of Directors, and does not affect the duties, obligations or liabilities of the Board of Directors.

Management is responsible for Delta's system of internal control over financial reporting, the preparation of its consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP), and the financial reporting process, including management's assessment of internal control over financial reporting. The independent auditors, Ernst & Young LLP (EY), are responsible for performing an independent audit of our consolidated financial statements and for expressing an opinion, based on the results of their audit, as to whether the consolidated financial statements are fairly presented, in all material respects, in conformity with GAAP.

It is not the responsibility of the Audit Committee to prepare consolidated financial statements nor is it to determine that the consolidated financial statements and disclosures are complete and accurate and prepared in accordance with GAAP and applicable rules and regulations. These tasks are the responsibility of management. It is also not the responsibility of the Audit Committee to plan or conduct an independent audit of the consolidated financial statements. These tasks are the responsibility of the independent auditors. In carrying out its oversight responsibilities, the Audit Committee is not providing any expert, professional or special assurance as to the consolidated financial statements or any professional certification. The Audit Committee relies on the information provided by and representations made to it by management, and also on the report on our consolidated financial statements that it receives from the independent auditors.

In discharging its duties, the Audit Committee reviewed and discussed with management and the independent auditors the overall scope and process for the audit of the consolidated financial statements and internal control over financial reporting. The Committee discussed with the independent auditors the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (PCAOB). In addition, the committee received from the independent auditors the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditors' communications with the Audit Committee concerning independence, and discussed with the independent auditors their independence from Delta and its management. The committee also determined that the independent auditors' provision of non-audit services in 2021 to Delta was compatible with the auditors' independence.

The Audit Committee met in private sessions as required by its charter with representatives of EY and members of Delta's management, including the Chief Executive Officer, the Chief Financial Officer, the Controller and Principal Accounting Officer, the Chief Legal Officer, the Chief Compliance Officer and the head of the Corporate Audit and Enterprise Risk Management department. The Audit Committee and other attendees discussed and reviewed the following, among other matters: Delta SEC filings; information technology and cybersecurity matters; the scope, resources and work of the corporate audit function; the financial reporting process; new accounting standards; the consolidated financial statements and related notes; the scope and progress of testing of Delta's internal control over financial reporting; management's assessment of the effectiveness of Delta's internal control over financial reporting; enterprise risk management (ERM); legal and regulatory matters; accounting and controls related to specific company functions and strategic investments; critical audit matters; and tax matters.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements and management's assessment of the effectiveness of Delta's internal control over financial reporting be included in Delta's 2021 Form 10-K filed with the SEC. The Audit Committee also appointed EY as Delta's independent auditors for 2022, subject to shareholder ratification.


William H. Easter III, *Chair*
Ashton B. Carter
David G. DeWalt
Michael P. Huerta
Kathy N. Waller


PROPOSAL 4 — SHAREHOLDER PROPOSAL — LOBBYING REPORT

 **WHAT AM I VOTING ON?**

A shareholder has submitted a proposal requesting a report on Delta's lobbying policies, practices and oversight. **The Board recommends that you vote AGAINST this proposal**.

Shareholder Proposal

Mr. John Chevedden, who holds 100 shares of common stock, has submitted the following proposal, supporting statement and graphic, for which we take no responsibility, and has given notice that he intends to present the proposal at the annual meeting. We will promptly provide Mr. Chevedden's address upon a shareholder's oral or written request to Delta's Corporate Secretary at Law Department, Delta Air Lines, Inc., Department 981, P.O. Box 20574, Atlanta, Georgia, 30320.

Proposal 4 - Transparency in Lobbying



Whereas, I believe in full disclosure of Delta's direct and indirect lobbying activities and expenditures to assess whether its lobbying is consistent with its expressed goals and in shareholders' best interests.

Resolved, shareholders request the preparation of a report, updated annually, disclosing:

› Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

› Payments by Delta used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

› Description of management's and the Board's decision-making process and oversight for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Delta is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Corporate Governance Committee and posted on Delta's website.

Delta fails to provide an annual report specifying its lobbying payments by federal, individual states and social welfare groups (SWGs), as requested. Delta spent $33,833,554 from 2010-2020 on federal lobbying. This does not include state lobbying, where Delta also lobbies but disclosure is uneven or absent. For example, Delta spent $388,106 on lobbying in New York from 2019 and 2020.

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity. These groups may be spending "at least double what's publicly reported."[1] Delta has third party lobbying disclosure gaps, failing to disclose its payments to trade associations and SWGs or the amounts of its payments to SWGs used for lobbying, including grassroots, and leaving out memberships in trade associations like the Georgia Chamber of Commerce.[2] Delta serves on the boards of Airlines for America and the Chamber of Commerce and belongs to the Business Roundtable (BRT) and International Air Transport Association, which altogether spent $207,814,400 on federal lobbying for 2019 and 2020.

Delta's lack of lobbying disclosure presents reputational risks when its lobbying contradicts company public positions or takes controversial positions. Delta is committed to protect worker health and safety, yet its CEO lobbied to cut COVID quarantine time for employees.[3] Delta's lobbying against limiting baggage and ticket change fees has attracted scrutiny.[4] While Delta believes in addressing climate change, the Chamber and BRT have lobbied against passage of landmark climate legislation.[5] And Delta has spoken out against state voter restrictions, yet the Chamber lobbied against the For the People Act.[6]

Please vote yes:
Proposal 4 - Transparency in Lobbying

(1) https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/
(2) https://www.nytimes.com/2021/03/15/us/voting-rights-advocates-filibuster.html
(3) https://www.npr.org/2021/12/29/1068731487/delta-ceo-asks-cdc-to-cut-quarantine
(4) https://www.inc.com/bill-murphy-jr/american-airlines-united-delta-made-billions-selling-1-simple-thing-passengers-truly-hate-a-key-victory-in-washington-made-it-all-possible.html
(5) https://www.commondreams.org/news/2021/10/01/companies-vowing-climate-action-also-back-lobby-groups-trying-kill-landmark-climate
(6) https://thehill.com/business-a-lobbying/business-a-lobbying/ 554430-watchdog-group-launches-campaign-to-pressure

Statement in OPPOSITION

The Board of Directors has considered this proposal in light of Delta's current disclosure and believes that this proposal does not serve the best interests of Delta nor its shareholders and therefore recommends a vote AGAINST it.

Delta already provides significant disclosure regarding its political and lobbying activities.

Delta is committed to transparently disclosing its political and lobbying activities above and beyond what federal, state and local laws require. Our 2021 Political Contributions & Activity Report[1] reflects our commitment to transparency by describing:

› Delta's policies and processes for political contributions, including Board oversight;

› activity of the DeltaPAC, a non-partisan political action committee that provides an opportunity for eligible employees to participate in the political process;

› oversight of state and local political contributions and links to information we provide to states;

› listings of contributions for the last four years; and

› advocacy activities, including lobbying activities, participation in trade and industry associations, and grassroots activities.

As a result of our extensive disclosure in our 2020 report, which was further enhanced in the 2021 report, Delta was ranked among the First Tier of S&P 500 companies for political transparency and accountability in 2021 by the Center for Political Accountability (CPA) Zicklin Index of Corporate Political Accountability and Disclosure. The CPA-Zicklin Index benchmarks the political disclosure and accountability policies and practices of leading U.S. public companies.

At the direction of Delta's Board and in direct response to a proposal that received shareholder support at Delta's 2021 annual meeting, Delta also released its Climate Lobbying Report in 2022.[2] The Climate Lobbying Report, which meaningfully enhances Delta's disclosure regarding lobbying activities in this area, provides:

› Delta's governance of environmental sustainability;

› an overview of our climate goals;

› a description of our climate policy principles; and

› the climate lobbying activities in which Delta has engaged both directly and indirectly through trade associations in 2021, which were informed by our goals and principles.

Underlying this significant voluntary disclosure, we comply with the extensive federal, state and local laws and regulations governing lobbying activities to which Delta is subject as described in our 2021 Political Contributions & Activity Report. We include links to reports we file in compliance with federal and state requirements in our Political Contributions & Activity Report. Any lobbying firms we hire are also required to file similar reports, and the trade associations we belong to are subject to public disclosure obligations regarding their lobbying efforts.

Delta's Investor Relations website – ir.delta.com – and public policy website – deltatakingaction.com – provide additional resources for shareholders who wish to learn more about Delta's engagement in advocacy activities.

Delta has procedures in place to promote transparency and accountability, and to effectively oversee its participation in lobbying activities.

As described in detail in our Political Contributions & Activity Reports, we have appropriate oversight procedures in place to oversee our lobbying activities. Management of our advocacy activities is the responsibility of the Executive Vice President, Chief Legal Officer in conjunction with the Senior Vice President – Government Affairs, and the Vice President – State Government Affairs. Delta's Leadership Committee and the Board's Corporate Governance Committee (which includes several members with experience in government affairs) receive annual reports on advocacy activity and priorities. Management regularly consults with outside counsel to ensure Delta's advocacy activities comply with applicable laws. In addition to controls in place at the management level, employees engaged in lobbying activity receive regular training on lobbying and ethics regulations.

Delta's advocacy activities are in the best interest of the company and its shareholders.

The Board of Directors believes that Delta should be an effective participant in the political process, including through lobbying activities and participation in trade and industry associations. Our business is subject to extensive regulations in the United States and abroad, which have a significant impact on our business. As a leader in the aviation industry, our participation in advocacy activities allows us to advocate for our policy positions, share our business expertise and be part of public education efforts regarding issues facing our industry and the business community. We participate in trade and industry associations that may support our public advocacy efforts and are also a member of various chambers of commerce at the state and local level. While we do not always agree with the views of these groups, we are fully committed to engaging in the collaborative problem-solving process and to working with our industry peers in these political frameworks. We believe that engagement in advocacy activities is essential to Delta's success and is in the best interest of Delta's shareholders.

Delta's existing disclosure provides shareholders with ample information regarding Delta's lobbying activities. Accordingly, the Board believes that the report requested in the proposal would require company time and resources while providing only minimal additional information to shareholders. For these reasons, the Board has concluded that this proposal is neither necessary nor advances the interests of Delta's shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

(1) The Political Contributions & Activity Report is available on the governance tab of our investor relations website at ir.delta.com. It can also be accessed at: https://s2.q4cdn.com/181345880/files/doc_downloads/governance/2022/Delta-Air-Lines-Political-Contributions-Report-2021-FINALv3.pdf

(2) The Climate Lobbying Report is available on the governance tab of our investor relations website at ir.delta.com. It can also be accessed at: https://s2.q4cdn.com/181345880/files/doc_downloads/governance/2022/Delta-Climate-Lobbying-FINAL-03.01.2022.pdf

VOTING INFORMATION

Internet Availability of Proxy Materials

All of our proxy materials (including our 2021 Form 10-K) are made available to our shareholders on the Internet, rather than mailing paper copies to each shareholder. If you received a Notice Regarding the Availability of Proxy Materials (the Notice) by U.S. or electronic mail, you will not receive a paper copy of these proxy materials unless you request one. Instead, the Notice tells you how to access and review the proxy materials and vote your shares. If you would like to receive a paper copy of our proxy materials free of charge, follow the instructions in the Notice. The Notice will be distributed to our shareholders beginning on or about May 6, 2022.

Shareholders Entitled to Vote

The Board of Directors set April 29, 2022 as the record date for the meeting. This means that our shareholders as of the close of business on that date are entitled to notice of and to vote at the annual meeting. On April 22, 2022, 641,058,015 shares of Delta common stock were outstanding, and we do not expect the number of shares will change materially as of the record date. The common stock is the only class of securities entitled to vote at the meeting. Each outstanding share entitles its holder to one vote.

Quorum for the Annual Meeting

The quorum at the annual meeting will consist of a majority of the votes entitled to be cast by the holders of all shares of common stock that are outstanding and entitled to vote. Abstentions from voting and broker non-votes, if any, will be counted in determining whether a quorum is present. The meeting will not commence if a quorum is not present.

How to Vote

It is important that you vote in order to play a part in the future of the company. Please carefully review the proxy materials and follow the instructions below to cast your vote.

Shares of Common Stock Registered in Your Name or Held under Plans

The control number you receive in your Notice (or Notices) only covers shares of common stock in any of the following forms:

› common stock registered in your name (registered shares);
› common stock held in your account under the Delta 401(k) Retirement Plan for Pilots (Pilot Plan);
› common stock allocated to your account under the Delta 401(k) Retirement Plan or the Delta 401(k) Retirement Plan for Ready Reserves (collectively referred to as the 401(k) Retirement Plans); or
› unvested restricted common stock granted under the Delta Air Lines, Inc. Performance Compensation Plan.

Special Note to Delta Employees About the Employee Stock Purchase Plan

If you are a Delta employee participating in the Employee Stock Purchase Plan, any control number you receive in your Notice does not cover shares of common stock purchased pursuant to the plan. These shares are held for your benefit by Fidelity in street name and you must instruct Fidelity regarding voting these shares on your behalf. See "Shares Held in Street Name" on page 69.

If you hold shares in more than one of the ways listed, you may receive more than one Notice with separate control numbers. You will need to submit voting instructions for shares associated with each control number in order to vote all of your shares.

Your submission of voting instructions for registered shares results in the appointment of a proxy to vote those shares. In contrast, your submission of voting instructions for common stock held in Pilot Plan accounts or allocated to 401(k) Retirement Plans accounts, or for unvested restricted common stock granted under the Delta Air Lines, Inc. Performance Compensation Plan, instructs the applicable plan trustee or administrator how to vote those shares, but does not result in the appointment of a proxy. You may submit your voting instructions regarding all shares covered by the same control number before the meeting by using our Internet or telephone system or by completing and returning a proxy card, as described below. As noted above, if you hold shares in more than one way, you will need to vote the shares associated with each control number separately. You may vote in one of the following ways:

› *Voting by the Internet or Telephone.* You may vote using the Internet or telephone by following the instructions in the Notice to access the proxy materials and then following the instructions provided to allow you to record your vote. After accessing the proxy materials, to vote by the Internet, go to *www.proxyvote.com* and follow the instructions, or to vote by telephone call 1-800-690-6903. The Internet and telephone voting procedures are designed to authenticate votes cast by using a personal identification number. These procedures enable shareholders to confirm their instructions have been properly recorded.

› *Voting by Proxy Card.* If you obtained a paper copy of our proxy materials, you may also vote by signing, dating and returning your instructions on the proxy card in the enclosed postage-paid envelope. Please sign the proxy card exactly as your name appears on the card. If shares are owned jointly, each joint

owner should sign the proxy card. If a shareholder is a corporation or partnership, the proxy card should be signed in the full corporate or partnership name by a duly authorized person. If the proxy card is signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, state the signer's full title and provide a certificate or other proof of appointment.

To be effective, instructions regarding shares held in your Pilot Plan account or allocated to your 401(k) Retirement Plans account must be received before 5:00 p.m. Eastern Daylight Time on June 14, 2022. Instructions regarding registered shares or unvested restricted common stock must be received before 11:59 p.m. Eastern Daylight Time on June 15, 2022.

You may also vote registered shares by attending the annual meeting and voting in person by ballot; this will revoke any proxy you previously submitted.

Note that you may not vote shares of unvested restricted common stock, shares held in your Pilot Plan account or shares allocated to your 401(k) Retirement Plans account in person at the meeting. If you do not submit voting instructions in a timely manner regarding shares of unvested restricted common stock, shares held in your Pilot Plan account or shares allocated to your 401(k) Retirement Plans account, they will not be voted. See "Shares Held in Street Name" below for information about voting Employee Stock Purchase Plan shares.

All properly submitted voting instructions, whether submitted by the Internet, telephone or U.S. mail, will be voted at the annual meeting according to the instructions given, provided they are received prior to the applicable deadlines described above. All properly submitted proxy cards not containing specific instructions will be voted in accordance with the Board of Directors' recommendations set forth on page 70. The members of Delta's Board of Directors designated to vote the proxies returned pursuant to this solicitation are Edward H. Bastian and Francis S. Blake.

Shares Held in Street Name

If your shares are held in the name of a broker, bank or other record holder (that is, in street name), refer to the instructions provided by the record holder regarding how to vote your shares or to revoke your voting instructions. This includes any shares purchased through the Employee Stock Purchase Plan. You may also obtain a proxy from the record holder permitting you to vote in person at the annual meeting. Without a proxy from the record holder, you may not vote shares held in street name by returning a proxy card or by voting in person at the annual meeting. **If you hold your shares in street name, it is critical that you provide**

instructions to, or otherwise follow the instructions provided to you in the Notice, voting instruction form or other information provided to you by the broker, bank or other nominee that holds your shares, if you want your shares to count in the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2) and the shareholder proposal (Proposal 4). As described in the next section of this proxy statement, regulations prohibit your bank or broker from voting your shares on these proposals, but they may vote your shares on Proposal 3 without instructions.

Revoking a Proxy or Voting Instructions

If you hold registered shares, unvested restricted common stock, shares in Pilot Plan accounts or shares allocated to 401(k) Retirement Plans accounts, you may revoke your proxy or voting instructions prior to the meeting by:

› providing written notice to Delta's Law Department at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354, Attention: *Corporate Secretary*; or

› submitting later-dated instructions by the Internet, telephone or U.S. mail.

To be effective, revocation of instructions regarding shares held in Pilot Plan accounts or allocated to 401(k) Retirement Plans accounts must be received before 5:00 p.m. Eastern Daylight Time on June 14, 2022. Revocation of instructions regarding registered shares or unvested restricted common stock must be received before 11:59 p.m. Eastern Daylight Time on June 15, 2022.

You may also revoke your proxy covering registered shares by attending the annual meeting in person by ballot. Attending the meeting will not, by itself, revoke a proxy.

Limitation on Brokers' Authority to Vote Shares

Under New York Stock Exchange (NYSE) rules, brokerage firms may vote in their discretion on certain matters on behalf of clients who do not provide voting instructions at least 15 days before the date of the annual meeting. Generally, brokerage firms may vote to ratify the appointment of independent auditors and on other "discretionary" items. Because proposals other than Proposal 3 are not discretionary items, brokers are not permitted to vote your shares on these proposals unless you provide voting instructions. Accordingly, if your shares are held in a brokerage account and you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker on Proposal 3, but not the other proposals described in this proxy statement. Broker non-votes will not be considered in connection with Proposals 1, 2 and 4. *Therefore, we urge you to give voting instructions to your broker on all proposals.*

Votes Necessary to Act on Proposals

At an annual meeting at which a quorum is present, the following votes will be necessary on each of the proposals:

› Each director shall be elected by the vote of a majority of the votes cast with respect to the director. For purposes of this vote, a majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the votes with respect to that director (excluding abstentions).

› The advisory vote to approve executive compensation (say on pay) requires the affirmative vote of the majority of shares present and entitled to vote at the meeting. Abstentions have the same effect as votes against the proposal. While this is a non-binding advisory vote, the Board values the opinions of our shareholders and the Personnel & Compensation Committee of the Board of Directors will review and consider the voting results when making future decisions regarding executive compensation.

› Ratification of the appointment of Ernst & Young LLP as independent auditors for the year ending December 31, 2022 requires the affirmative vote of the majority of shares present and entitled to vote at the meeting. Abstentions have the same effect as votes against the proposal.

› Approval of the shareholder proposal described in this proxy statement requires the affirmative vote of the majority of shares present and entitled to vote. Abstentions have the same effect as votes against the proposal.

Broker non-votes, if any, will be handled as described under "Limitation on Brokers' Authority to Vote Shares" above.

Recommendations of the Board

The Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting as follows:

⊘ **FOR** the election of the director nominees named in this proxy statement;

⊘ **FOR** the approval, on an advisory basis, of the compensation of Delta's named executive officers; and

⊘ **FOR** the ratification of the appointment of Ernst & Young LLP as Delta's independent auditors for the year ending December 31, 2022.

⊗ **AGAINST** the shareholder proposal described in this proxy statement.

All properly submitted proxy cards not containing specific instructions will be voted in accordance with the Board's recommendations.

OTHER INFORMATION

Presentation of Other Business at the Meeting

Delta is not aware of any business to be transacted at the annual meeting other than as described in this proxy statement. If any other item or proposal properly comes before the meeting (including, but not limited to, a proposal to adjourn the meeting in order to solicit votes in favor of any proposal contained in this proxy statement), the proxies received will be voted at the discretion of the directors designated to vote the proxies.

Attending the Meeting

To attend the annual meeting, you will need to show you are either a Delta shareholder as of the record date, or hold a valid proxy from such a Delta shareholder.

› If your shares are registered in street name, or are held in a Pilot Plan or 401(k) Retirement Plans account, please bring evidence of your stock ownership, such as your most recent account statement.

› If you own unvested restricted common stock, please bring your Delta-issued identification card; we will have a list of the holders of unvested restricted common stock at the meeting.

All shareholders should also bring valid picture identification (employees may use their Delta-issued identification card). If you do not have valid picture identification and proof that you own Delta stock, you may not be admitted to the meeting.

In addition, the venue for the annual meeting requires proof of COVID-19 vaccination for entry. The CDC considers individuals to be "fully vaccinated" either (a) 2 weeks after their second dose in a 2-dose series, such as the Pfizer or Moderna vaccines, or (b) 2 weeks after a single-dose vaccine, such as Johnson & Johnson's Janssen vaccine. **Acceptable proof of vaccination includes a vaccination card (original or two-sided photo or copy) or proof via the NY Excelsior app (or an equivalent app).**

Please do not attend the annual meeting in person if you have tested positive for COVID-19 in the prior 10 days and are still required to remain in isolation under applicable CDC guidance or are experiencing a runny nose, cough, sore throat, headache, fever, chills, shortness of breath or any other symptom of COVID-19. Additionally, any person who has tested positive for COVID-19 in the prior 10 days (but who is permitted to exit isolation consistent with applicable CDC guidance) or who has been in close contact with a confirmed case of COVID-19 within the last 10 days must wear a face covering at all times.

Householding

As permitted by the 1934 Act, only one copy of this proxy statement is being delivered to shareholders residing at the same address, unless the shareholders have notified Delta of their desire to receive multiple copies of the proxy statement. This is known as householding.

Delta will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to Delta's Investor Relations toll-free at (866) 715-2170.

Shareholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, EQ Shareowners Services, to request that only a single copy of the proxy statement be mailed in the future. Contact EQ by phone at (800) 259-2345 or by mail at P.O. Box 64854, St. Paul, MN 55164-0854.

If you hold your shares in street name, you should contact Broadridge Investor Communication Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling 1-866-540-7095 to request that only a single copy of the proxy statement be mailed in the **future.**

Cost of Solicitation

Delta will pay the cost of soliciting proxies. We have retained Innisfree to solicit proxies, by telephone, in person or by mail, for a fee of $25,000 plus certain expenses. In addition, certain Delta officers and employees, who will receive no compensation for their services other than their regular salaries, may solicit proxies.

Delta will also reimburse banks, brokers and other nominees for their costs in forwarding proxy materials to beneficial owners of Delta stock. Other proxy solicitation expenses that we will pay include those for preparing, mailing, returning and tabulating the proxies.

Submission of Shareholder Proposals

To be considered for inclusion in our proxy statement for the 2023 annual meeting, shareholder proposals other than a director nomination must comply with the requirements under SEC Rule 14a-8 and must be submitted in writing and received by us no later than 5:00 p.m., local time, on January 6, 2023, at the following address:

> Delta Air Lines, Inc.
> Department 981
> Attention: Corporate Secretary
> 1030 Delta Boulevard
> Atlanta, Georgia 30354

Under certain circumstances, shareholders may also submit nominations for directors for inclusion in our proxy materials by complying with the requirements in Article II, Section 9 of our Bylaws. Director nominations to be considered for inclusion in proxy materials for the 2023 annual meeting must be received by us at the address above no earlier than December 7, 2022 and no later than January 6, 2023.

In addition, a shareholder may only bring business before the 2023 annual meeting, other than a proposal included in the proxy statement, or may submit nominations for directors, if the shareholder complies with the requirements specified in Article II, Section 8 of our Bylaws.

The requirements include:

› providing written notice that is received by Delta's Corporate Secretary between February 16, 2023 and March 18, 2023 (subject to adjustment if the date of the 2023 annual meeting is moved by more than 30 days, as provided in Article II, Section 8(b) of the Bylaws); and

› supplying the additional information listed in Article II, Section 8(b) of the Bylaws.

Delta's Bylaws are available at **_http://ir.delta.com/governance/_**.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules (once effective), shareholders who intend to solicit proxies in support of director nominees other than Delta's nominees must provide notice that sets forth the information required by Rule 14a-19 under the 1934 Act no later than April 17, 2023.

A proxy granted by a shareholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the notice provision in our Bylaws, subject to the applicable rules of the Securities and Exchange Commission.

The Corporate Governance Committee evaluates potential nominees for director suggested by shareholders on the same basis as all other potential nominees. To recommend a potential nominee, you may:

› e-mail *nonmgmt.directors@delta.com* **or**

› send a letter addressed to Delta's Law Department at Delta Air Lines, Inc., Department 981, 1030 Delta Boulevard, Atlanta, Georgia 30354, Attention: *Corporate Secretary*.

Each potential nominee is reviewed by the Committee, which decides whether to recommend a candidate for consideration by the full Board.

Disclaimers

Statements in this proxy statement that are not historical facts, including statements about our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. We describe known material risks and uncertainties applicable to Delta that could cause actual results and events to differ materially in our most recently filed periodic reports on Form 10-K, Form 10-Q and subsequent filings, including under the

heading "Risk Factors." All forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report except as required by law.

Website links included in this proxy statement are for convenience only. The content of any website link and the materials and reports available on or through them are not incorporated by reference into this proxy statement and do not constitute a part of this proxy statement.

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